UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 23, 2009

OMNICOM GROUP INC.
(Exact Name of Registrant as Specified in its Charter)

New York	**1-10551**	**13-1514814**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

437 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 415-3600

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

As disclosed in Omnicom Group Inc.'s ("Omnicom", "we" or "our") Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 10-K") as filed with the SEC on February 27, 2009, we adopted three new accounting standards effective January 1, 2009 that require retrospective application.

This Current Report on Form 8-K revises our consolidated financial statements at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 and supersede the consolidated financial statements and notes thereto included in the 2008 10-K. The revisions relate to the retrospective adoption of three new accounting standards: Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 ("SFAS 160"); FASB Staff Position ("FSP") EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities ("FSP EITF 03-6-1"); and, FSP APB 14-1, Accounting for Convertible Debt That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1").

SFAS 160 requires that noncontrolling (minority) interests be reported in our consolidated balance sheets within equity and separate from the parent's equity. It requires that any increases or decreases in ownership interests in a subsidiary that do not result in a loss of control be accounted for as equity transactions and as a result, any difference between the amount by which the noncontrolling (minority) interest is adjusted and the fair value of the consideration paid or received, if any, would be recognized directly in equity attributable to the controlling interest. Further, SFAS 160 provides that our consolidated net income include amounts attributable to the noncontrolling interests. All other requirements of SFAS 160 will be applied prospectively. The financial statements included in this report are presented in accordance with SFAS 160 and all prior period information has been retrospectively reclassified. The adoption of SFAS 160 had no effect on our results of operations or financial condition.

FSP EITF 03-6-1 provides that all outstanding unvested share-based payments that contain rights to non-forfeitable dividends participate in the undistributed earnings with the common shareholders and are therefore participating securities. Companies with participating securities are required to apply the two-class method in calculating basic and diluted earnings per share. On adoption of FSP EITF 03-6-1, as required, we retrospectively restated basic and diluted Net Income per Common Share – Omnicom Group Inc. for each year presented.

FSP APB 14-1 provides that issuers of instruments that fall within its scope should separately account for the liability and equity components of those instruments by allocating the proceeds at the date of issuance of the instrument between the liability component and the embedded conversion option (the equity component) by first determining the carrying amount of the liability. Our outstanding Convertible Notes came under the scope of FSP APB 14-1 when they were amended in 2004. On adoption of FSP APB 14-1 we would have recorded additional interest expense, net of income taxes, in years 2004 and 2005 totalling $22.4 million and we recorded additional interest expense, net of income taxes, of $6.1 million in 2006. These amounts represent the fair value of embedded conversion options from the dates of amendment to the first put dates. Accordingly, because the income statements for 2004 and 2005 are not presented as part of these financial statements, as prescribed by FSP APB 14-1 we recorded a $22.4 million reduction to opening retained earnings at January 1, 2006 and an increase in additional paid-in capital of $28.5 million. For the year ended December 31, 2006, we recorded additional interest expense, net of income taxes, of $6.1 million representing additional interest expense.

The changes are summarized as follows:

Item 8, Financial Statements and Supplementary Data, contains the following revisions:

- Consolidated Statements of Income: Presents a revised format containing revisions relating to the retrospective application of the presentation and disclosure provisions of SFAS 160. Adjusts 2006 interest expense and net income to reflect the retrospective adoption of FSP APB 14-1. Restates net income per common share – Omnicom Group Inc. for 2008, 2007 and 2006 to reflect the retrospective adoption of FSP EITF 03-6-1.

- Consolidated Balance Sheets: Contains the reclassification, as a result of the adoption of SFAS 160, of minority interests to noncontrolling interests within the equity section. Retained earnings as of December 31, 2008 and 2007 have been adjusted to reflect the retrospective adoption of FSP APB 14-1.

- Consolidated Statements of Equity: Gives effect to the inclusion of noncontrolling interests in accordance with the retrospective adoption of SFAS 160. Additional paid-in capital and retained earnings have been adjusted as of December 31, 2005 to reflect the retrospective adoption of FSP APB 14-1. Net income for 2006 has been adjusted to reflect the effect in 2006 of the retrospective adoption of FSP APB 14-1.

- Consolidated Statements of Cash Flows: As required by the retrospective adoption of SFAS 160, net income for 2008, 2007 and 2006 have been adjusted to include the income applicable to noncontrolling interests and, as such, there is no longer an adjustment for noncontrolling interests to reconcile net income to net cash provided by operating activities. 2006 net income and increases in operating capital reflect the effect of the retrospective adoption of FSP APB 14-1.

- Note 1, Summary of Significant Accounting Policies describes the background with respect to our adoption of SFAS 160, FSP EITF 03-6-1 and FSP APB 14-1.

- Note 3, Debt describes the impact of the adoption of FSP APB 14-1;

- Note 8, Income Taxes reflects the effect of the retrospective adoption of FSP APB 14-1 on the amounts presented for 2006.

- Note 10, Supplemental Financial Data includes the presentation of comprehensive income for 2008, 2007 and 2006 reflecting the retrospective adoption of SFAS 160.

- Quarterly Results of Operations (Unaudited) reflects revised financial statement captions as a result of the adoption of SFAS 160 and restates 2008 and 2007 to reflect the retrospective adoption of FSP EITF 03-6-1.

In addition, Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges was updated to reflect the retrospective adoption of FSP EITF 03-6-1 and FSP APB 14-1.

All other information in the 2008 10-K remains unchanged. This Current Report on Form 8-K does not reflect events or developments that occurred after February 27, 2009, and does not modify or update the disclosures therein in any way, other than as required to reflect the adoption of accounting standards as described above and set forth in the attached exhibits. This Current Report on Form 8-K does not purport to update Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the 2008 10-K other than to the extent that any changes impacting the results of operations reported therein are as reflected in this Current Report on Form 8-K. The information in this Current Report on Form 8-K should be read in conjunction with the 2008 10-K and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and any documents filed by us subsequent to February 27, 2009.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

Exhibit Number	Description
12.1	Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of Independent Registered Public Accounting Firm.
99.1	Annual Report on Form 10-K - Item 8, Financial Statements and Supplementary Data.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP INC.

By: /s/ Philip J. Angelastro

Name: Philip J. Angelastro
Title: Senior Vice President Finance and Controller

Date: June 23, 2009

3

EXHIBIT INDEX

Exhibit Number	Description
12.1	Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of Independent Registered Public Accounting Firm.
99.1	Annual Report on Form 10-K - Item 8, Financial Statements and Supplementary Data.

EXHIBIT 99.1

Item 8. *Financial Statements and Supplementary Data*

INDEX

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Omnicom Group Inc.:

We have audited the accompanying consolidated balance sheets of Omnicom Group Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Omnicom Group Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule on page S-1, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Omnicom Group Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 9 to the consolidated financial statements, Omnicom Group Inc. and subsidiaries adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" on December 31, 2006.

As discussed in Note 1 to the consolidated financial statements, Omnicom Group Inc. and subsidiaries adopted Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51," FASB Staff Position EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," and FASB Staff Position APB 14-1, "Accounting for Convertible Debt That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" as of January 1, 2009.

/s/ KPMG LLP

New York, New York
February 27, 2009, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the changes in accounting for noncontrolling interests, participating securities and convertible debt (Note 1), as to which the date is as of June 23, 2009.

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31, (Dollars in millions, except per share data)		
	2008	**2007**	**2006**
REVENUE	$13,359.9	$12,694.0	$11,376.9
OPERATING EXPENSES	11,670.5	11,034.9	9,893.4
OPERATING PROFIT	1,689.4	1,659.1	1,483.5
NET INTEREST EXPENSE:			
Interest expense	124.6	106.9	135.1
Interest income	(50.3)	(32.9)	(33.3)
	74.3	74.0	101.8
INCOME BEFORE INCOME TAXES AND INCOME FROM EQUITY METHOD INVESTMENTS	1,615.1	1,585.1	1,381.7
INCOME TAX EXPENSE	542.7	536.9	462.8
INCOME FROM EQUITY METHOD INVESTMENTS	42.0	38.4	29.6
NET INCOME	1,114.4	1,086.6	948.5
LESS: NET INCOME ATTRIBUTED TO NONCONTROLLING INTERESTS	114.1	110.9	90.6
NET INCOME — OMNICOM GROUP, INC.	$ 1,000.3	$ 975.7	$ 857.9
NET INCOME PER COMMON SHARE – OMNICOM GROUP, INC.:			
Basic	$ 3.17	$ 2.95	$ 2.47
Diluted	$ 3.14	$ 2.93	$ 2.46

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, (Dollars in millions, except per share data)	
	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,097.3	$ 1,793.2
Short-term investments at market	15.1	47.8
Accounts receivable, net of allowance for doubtful accounts of $59.9 and $54.7	5,775.5	6,830.4
Work in process	672.0	801.0
Other current assets	1,005.0	1,031.8
Total Current Assets	8,564.9	10,504.2
PROPERTY, PLANT AND EQUIPMENT at cost, less accumulated depreciation of $1,031.1 and $1,059.8	719.6	706.7
INVESTMENTS IN AFFILIATES	297.3	247.1
GOODWILL	7,220.2	7,318.5
INTANGIBLE ASSETS, net of accumulated amortization of $278.4 and $251.6	221.0	195.7
DEFERRED TAX ASSETS	45.2	40.5
OTHER ASSETS	250.2	259.0
TOTAL ASSETS	$17,318.4	$19,271.7
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 6,881.2	$ 8,080.5
Customer advances	1,005.5	1,122.8
Current portion of long-term debt	2.7	2.6
Short-term borrowings	16.2	12.0
Taxes payable	201.1	250.7
Other current liabilities	1,647.5	1,758.6
Total Current Liabilities	9,754.2	11,227.2
LONG-TERM DEBT	1,012.8	1,013.2
CONVERTIBLE DEBT	2,041.5	2,041.5
OTHER LONG-TERM LIABILITIES	444.4	481.2
LONG-TERM DEFERRED TAX LIABILITIES	312.1	174.8
COMMITMENTS AND CONTINGENT LIABILITIES (SEE NOTE 11)		
EQUITY:		
SHAREHOLDERS' EQUITY:		
Preferred stock, $1.00 par value, 7.5 million shares authorized, none issued	—	—
Common stock, $0.15 par value, 1.0 billion shares authorized, 397.2 million and 397.2 million shares issued, with 307.3 million and 323.0 million shares outstanding	59.6	59.6
Additional paid-in capital	1,629.0	1,648.0
Retained earnings	5,859.6	5,049.0
Accumulated other comprehensive (loss) income	(247.3)	430.7
Treasury stock, at cost, 89.9 million and 74.2 million shares	(3,778.1)	(3,095.6)
Total Shareholders' Equity	3,522.8	4,091.7
Noncontrolling Interests	230.6	242.1
Total Equity	3,753.4	4,333.8
TOTAL LIABILITIES AND EQUITY	$17,318.4	$19,271.7

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
Three Years Ended December 31, 2008
(Dollars in millions)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity	Noncontrolling Interests	Total Equity
Omnicom Group, Inc.									
	Shares	Par Value							
Balance December 31, 2005	198,629,712	$29.8	$1,703.6	$3,576.6	$ 59.8	$(1,415.7)	$3,954.1	$173.0	$4,127.1
Net Income				857.9			857.9	90.6	948.5
Foreign currency transaction and translation adjustments, net of tax of $131.3					239.1		239.1	4.6	243.7
Distribution to and acquisitions of noncontrolling interests							—	(69.4)	(69.4)
Cumulative effect of adoption of SFAS 158, net of tax of $(20.4)					(31.0)		(31.0)	—	(31.0)
Common stock dividends declared ($1.00 per share)				(173.2)			(173.2)	—	(173.2)
Share-based compensation			71.1				71.1	—	71.1
Stock issued, share-based compensation			(83.9)			381.8	297.9	—	297.9
Treasury stock acquired						(1,344.6)	(1,344.6)	—	(1,344.6)
Cancellation of shares	(2,485)		(0.2)			0.2	—	—	—
Balance December 31, 2006	198,627,227	29.8	1,690.6	4,261.3	267.9	(2,378.3)	3,871.3	198.8	4,070.1
Net Income				975.7			975.7	110.9	1,086.6
Foreign currency transaction and translation adjustments, net of tax of $96.8					163.5		163.5	13.6	177.1
Defined benefit plans adjustment, net of tax of $(0.9)					(0.7)		(0.7)	—	(0.7)
Distribution to and acquisitions of noncontrolling interests							—	(81.2)	(81.2)
Cumulative effect of adoption of FIN 48				1.3			1.3	—	1.3
Two-for-one stock split	198,627,227	29.8	(29.8)				—	—	—
Common stock dividends declared ($0.575 per share)				(189.3)			(189.3)	—	(189.3)
Share-based compensation			68.7				68.7	—	68.7
Stock issued, share-based compensation			(80.2)			181.1	100.9	—	100.9
Treasury stock acquired						(899.7)	(899.7)	—	(899.7)
Cancellation of shares	(29,372)		(1.3)			1.3	—	—	—
Balance December 31, 2007	397,225,082	59.6	1,648.0	5,049.0	430.7	(3,095.6)	4,091.7	242.1	4,333.8
Net Income				1,000.3			1,000.3	114.2	1,114.5
Unrealized holding loss on securities, net of tax of $(7.9)					(12.0)		(12.0)	—	(12.0)
Foreign currency transaction and translation adjustments, net of tax of $(358.2)					(654.9)		(654.9)	(10.7)	(665.6)
Defined benefit plans adjustment, net of tax of $(5.7)					(11.1)		(11.1)	—	(11.1)
Distribution to and acquisitions of noncontrolling interests							—	(115.0)	(115.0)
Common stock dividends declared ($0.60 per share)				(189.7)			(189.7)	—	(189.7)
Share-based compensation			59.3				59.3	—	59.3
Stock issued, share-based compensation			(78.2)			164.2	86.0	—	86.0
Treasury stock acquired						(846.8)	(846.8)	—	(846.8)
Cancellation of shares	(2,004)		(0.1)			0.1	—	—	—
Balance December 31, 2008	397,223,078	$59.6	$1,629.0	$5,859.6	$(247.3)	$(3,778.1)	$ 3,522.8	$230.6	$3,753.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, (Dollars in millions)		
	2008	**2007**	**2006**
Cash Flows from Operating Activities:			
Net income	$ 1,114.4	$1,086.6	$ 948.5
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	182.8	164.2	150.3
Amortization of intangible assets	53.1	44.4	39.7
Income from equity method investments, net of dividends received	(14.7)	(10.0)	(15.3)
Net gain on investment activity	(2.3)	(2.4)	(7.8)
Excess tax benefit from share-based compensation	(12.9)	(17.2)	(26.6)
Provision for doubtful accounts	26.5	21.2	10.7
Share-based compensation	59.3	68.7	71.1
Increase (decrease) in operating capital	(12.0)	243.8	570.6
Net Cash Provided by Operating Activities	1,394.2	1,599.3	1,741.2
Cash Flows from Investing Activities:			
Payments to acquire property, plant and equipment	(212.2)	(223.0)	(177.6)
Payments to acquire businesses and interests in affiliates, net of cash acquired	(441.4)	(358.8)	(236.3)
Proceeds from sale of short-term investments	37.5	183.3	530.4
Payments to acquire short-term investments	(13.1)	(42.0)	(350.2)
Proceeds from collection of notes receivable	—	—	13.5
Proceeds from divesture of businesses	—	—	31.4
Other, net	(50.8)	—	—
Net Cash Used in Investing Activities	(680.0)	(440.5)	(188.8)
Cash Flows from Financing Activities:			
Proceeds from (repayments of) short-term debt	5.1	(0.9)	(3.5)
Proceeds from issuance of debt	2.4	3.4	996.6
Repayments of long-term debt	(2.0)	(2.0)	(300.4)
Excess tax benefit on share-based compensation	12.9	17.2	26.6
Payments of dividend	(192.0)	(182.8)	(175.8)
Payments for repurchase of common stock	(846.8)	(899.7)	(1,368.2)
Proceeds from stock plans	86.0	100.9	321.5
Other, net	(119.4)	(76.8)	(80.3)
Net Cash Used in Financing Activities	(1,053.8)	(1,040.7)	(583.5)
Effect of exchange rate changes on cash and cash equivalents	(356.3)	(64.4)	(65.2)
Net Increase (Decrease) in Cash and Cash Equivalents	(695.9)	53.7	903.7
Cash and Cash Equivalents at Beginning of Year	1,793.2	1,739.5	835.8
Cash and Cash Equivalents at End of Year	$ 1,097.3	$ 1,793.2	$ 1,739.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Basis of Accounting. The accompanying consolidated financial statements include the accounts of Omnicom Group Inc. and its domestic and international subsidiaries and are prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Intercompany balances and transactions have been eliminated.

Adoption of New Accounting Standards. We have made adjustments to our consolidated Financial Statements as a result of retrospectively adopting three new accounting pronouncements; Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 ("SFAS 160"), FASB Staff Position ("FSP") EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities ("FSP EITF 03-6-1"), and FSP APB 14-1, Accounting for Convertible Debt That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"). All periods and amounts presented in these consolidated financial statements and notes herein have been adjusted retrospectively in accordance with these pronouncements. See Notes 3 and 14 for further discussion.

As a result of the adoption of SFAS 160, we have reclassified $230.6, and $242.1 of minority interests at December 31, 2008 and 2007, respectively, to noncontrolling interests within the equity section. We have also modified the format of our Consolidated Statements of Income to conform to the disclosure requirements of SFAS 160.

FSP EITF 03-6-1 provides that all outstanding unvested share-based payments that contain rights to non-forfeitable dividends participate in the undistributed earnings with the common shareholders and are therefore participating securities. Companies with participating securities are required to apply the two-class method in calculating basic and diluted earnings per share. On adoption of FSP EITF 03-6-1, we retrospectively restated basic and diluted Net Income per Common Share – Omnicom Group Inc. for each year presented.

FSP APB 14-1 provides that issuers of instruments that fall within its scope should separately account for the liability and equity components of those instruments by allocating the proceeds at the date of issuance of the instrument between the liability component and the embedded conversion option (the equity component) by first determining the carrying amount of the liability. Our outstanding Convertible Notes came under the scope of FSP APB 14-1 when they were amended in 2004. On adoption of FSP APB 14-1 we would have recorded additional interest expense, net of income taxes, in years 2004 and 2005 totalling $22.4 million and we recorded additional interest expense, net of income taxes, of $6.1 million in 2006. These amounts represent the fair value of embedded conversion options from the dates of amendment to the first put dates. Accordingly, because the income statements for 2004 and 2005 are not presented as part of these financial statements, as prescribed by FSP APB 14-1 we recorded a $22.4 million reduction to opening retained earnings at January 1, 2006 and an increase in additional paid-in capital of $28.5 million. For the year ended December 31, 2006, we recorded additional interest expense, net of income taxes, of $6.1 million.

Adoption of XBRL Taxonomy. In December 2008, the SEC issued a final rule that filers adopt Extensible Business Reporting Language ("XBRL") as the internet standard for providing financial information to the SEC. Under the rule, large accelerated filers are required to furnish their basic financial statements for the period ending after June 15, 2009 to the SEC in XBRL format. XBRL uses a standard taxonomy of predefined data labels for financial statement captions. In the third quarter of 2008, we adapted our financial statement presentation to the XBRL taxonomy. As a result, the titles of certain captions in our basic financial statements have changed and certain prior period amounts have been reclassified to conform to the current period presentation.

Revenue Recognition. Substantially all of our revenue is derived from fees for services or a rate per hour, or equivalent basis, and revenue is realized when the service is performed in accordance with terms of each client arrangement, upon completion of the earnings process and when collection is reasonably assured. We record revenue net of sales tax, use tax and value added tax. Certain of our businesses earn a portion of their revenue as commissions based upon performance in accordance with client arrangements.

These principles are the foundation of our revenue recognition policy and apply to all client arrangements in each of our service disciplines – traditional media advertising, customer relationship management, public relations and specialty communications. Because the services that we provide across each of our disciplines are similar and delivered to clients in similar ways, all of the key elements set forth above apply to client arrangements in each of our four disciplines.

A small portion of our contractual arrangements with clients includes performance incentive provisions designed to link a portion of our revenue to our performance relative to both quantitative and qualitative goals. We recognize this portion of revenue when specific quantitative goals are achieved, or when our performance against qualitative goals is determined by our clients.

Our revenue recognition policies are in compliance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements ("SAB 101") as updated by SAB 104, Revenue Recognition ("SAB 104"). SAB 101 and SAB 104 summarize certain views of the SEC staff in applying generally accepted accounting principles to revenue recognition in financial statements. In July 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") released Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent ("EITF 99-19"). This Issue summarized the EITF's views on when revenue should be recorded at the gross amount billed because revenue has been earned from the sale of goods or services, or the net amount retained because revenue has been earned from a fee or commission. Additionally, in January 2002, the EITF released Issue 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred ("EITF 01-14"). EITF 01-14 summarized the EITF's views on when out-of-pocket expenses should be characterized as revenue. Our revenue recognition policies are in compliance with SAB 101, SAB 104, EITF 99-19 and EITF 01-14. In the majority of our businesses, we act as an agent and record revenue equal to the net amount retained when the fee or commission is earned.

Work in Process. Work in process consists principally of costs incurred on behalf of clients when providing advertising, marketing and corporate communications services to clients. Such amounts are invoiced to clients at various times over the course of the production process.

Cash and Cash Equivalents. Our cash equivalents are primarily comprised of investments in overnight interest-bearing deposits, commercial paper and money market instruments and other short-term investments with original maturity dates of three months or less at the time of purchase.

Short-Term Investments. Short-term investments and time deposits with financial institutions consist principally of investments made with our excess cash which we expect to convert into cash in our current operating cycle, generally within one year. Therefore, they are classified as current assets.

Available-for-Sale Securities. Available-for-sale securities are comprised of investments in publicly traded securities. Available-for-sale securities are carried at fair value based on quoted market prices.

Cost Method Investments. Cost method long-term investments are primarily comprised of equity interests in privately held service companies where we do not exercise significant influence over the operating and financial policies of the investee. These minority interests are accounted for under the cost method and are included in other assets in our balance sheet. Our noncontrolling interests in these investments are periodically evaluated to determine if there has been other than temporary declines below carrying value. A variety of factors are considered when determining if a decline in fair value below carrying value is other than temporary, including, among others, the financial condition and prospects of the investee, as well as our investment intent.

Equity Method Investments. The equity method is used to account for investments in entities in which we have an ownership of less than 50% and have significant influence over the operating and financial policies of the affiliate. The excess of the cost of our ownership interest in the stock of those affiliates over our share of the fair value of their net assets at the acquisition date is recognized as goodwill and included in the carrying amount of our investment. Subsequent to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), equity method goodwill is not amortized. We periodically evaluate these investments to determine if there has been other than temporary declines below carrying value. A variety of factors are considered when determining if a decline in fair value below carrying value is other than temporary, including, among others, the financial condition and prospects of the investee, as well as our investment intent. Further, owners of interests in certain of our affiliates have the right in certain circumstances to require us to purchase additional ownership interests at fair value as defined in the applicable agreement. The intent of the parties is to approximate fair value at the time of redemption by using a multiple of earnings, which is consistent with generally accepted valuation practices used by market participants in our industry. The ultimate amount payable is uncertain because it is based on future earnings of the affiliate, changes in the applicable foreign currency exchange rate and if exercised, the timing of the exercise of these rights.

Treasury Stock. We account for treasury share purchases at cost. The reissuance of treasury shares, primarily in connection with employee share-based compensation plans, is accounted for at average cost. Gains or losses on the reissuance of treasury shares are accounted for as additional paid-in capital and do not affect our reported results of operations.

Foreign Currency Transactions and Translation. Our financial statements were prepared in accordance with SFAS No. 52, Foreign Currency Translation ("SFAS 52"). All of our foreign subsidiaries use their local currency as their functional currency in accordance with SFAS 52. Accordingly, the currency impacts of the translation of the balance sheets of our foreign subsidiaries to U.S. Dollar statements are included as translation adjustments in accumulated other comprehensive income. The income statements of foreign subsidiaries are translated at average exchange rates for the year. Net foreign currency transaction gains included in pre-tax income were $15.3 million in 2008, $5.6 million in 2007, and $2.1 million in 2006.

Earnings Per Share. On June 25, 2007, pursuant to a two-for-one stock split which was effected in the form of a 100% stock dividend, each shareholder received one additional share of Omnicom Group Inc. common stock for each share held on June 6, 2007. In connection with the stock split, all earnings per share data, share amounts and other per share data prior to December 31, 2007 have been adjusted to reflect the stock split in accordance with SFAS No. 128, Earnings per Share.

Basic earnings per common share – Omnicom Group Inc. is based upon the weighted average number of common shares outstanding during each year. Diluted earnings per common share – Omnicom Group Inc. is based on the above, plus, if dilutive, common share equivalents which include outstanding options and restricted shares.

As discussed above, we retrospectively adopted FSP EITF 03-6-1. FSP EITF 03-6-1 requires retrospective application to all prior period net income per common share calculations. FSP EITF 03-6-1 provides that all outstanding unvested share-based payments that contain rights to non-forfeitable dividends participate in the undistributed earnings with the common shareholders and are therefore participating securities. Companies with participating securities are required to apply the two-class method in calculating basic and diluted net income per common share. Our restricted stock awards are considered participating securities as they receive non-forfeitable dividends at the same rate as our common stock. In accordance with EITF 03-6-1, the computation of our basic and diluted net income per common share is reduced for a presumed hypothetical distribution of earnings to the holders of our unvested restricted stock. The effect of applying FSP EITF 03-6-1 reduced basic net income per common share – Omnicom Group Inc. for the years ended December 31, 2008, 2007 and 2006 by $0.03, $0.04 and $0.05, respectively and reduced the fully diluted net income per common share – Omnicom Group Inc. for the years ended December 31, 2008, 2007 and 2006 by $0.03, $0.02 and $0.04, respectively.

The computations of basic and diluted net income per common share – Omnicom Group Inc. are as follows:

| | Years Ended December 31, | | |
	2008	2007	2006
Earnings Available for Common Share (in millions):			
Net income – Omnicom Group Inc.	$1,000.3	$975.7	$857.9
Earnings allocated to participating securities	13.1	12.5	10.1
Earnings available for common shares	$ 987.2	$963.2	$847.8
Weighted Average Shares (in millions):			
Basic	313.0	326.0	342.9
Diluted	314.8	329.1	345.0
Net Income per Common Share – Omnicom Group Inc.:			
Basic	$ 3.17	$ 2.95	$ 2.47
Diluted	3.14	2.93	2.46

For purposes of computing diluted earnings per share for the years ended December 31, 2008, 2007 and 2006, respectively, 1.7 million shares, 3.1 million shares, and 2.1 million shares were assumed to have been outstanding related to common share equivalents. For the years ended December 31, 2008, 2007 and 2006,

respectively, 6.9 million shares, 0.1 million shares, and 4.8 million shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise price of the stock options were greater than or equal to the average price of our common stock and therefore their inclusion would have been anti-dilutive.

Gains and Losses on Issuance of Stock by Affiliates and Subsidiaries. Gains and losses on the issuance of stock by equity method affiliates and consolidated subsidiaries are recognized directly in our shareholders' equity, net of applicable taxes, through an increase or decrease to additional paid-in capital in the period in which the issuance occurs and do not affect reported results of operations.

Salary Continuation Agreements. Arrangements with certain present and former employees provide for continuing payments for periods up to 10 years after cessation of their full-time employment in consideration for agreements by the employee not to compete with us and to render consulting services during the postemployment period. Such payments, the amounts of which are also subject to certain limitations, including our operating performance during the postemployment period, represent the fair value of the services rendered and are expensed in such periods.

Depreciation of Property, Plant and Equipment. Depreciation is computed on a straight-line basis over the estimated useful lives of furniture of seven to ten years and equipment of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the terms of the related lease or the estimated useful life of the assets.

Goodwill and Other Intangibles Assets. In accordance with SFAS 142, goodwill acquired resulting from a business combination is not amortized, but is periodically tested for impairment. Additionally, in accordance with SFAS No. 141, Business Combinations ("SFAS 141"), we allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values including other identifiable intangible assets, as applicable, primarily customer relationships, including the related customer contracts and trade names. See Note 2 for information about our acquisitions.

In accordance with SFAS 142, we are required to perform an annual impairment test on goodwill balances and intangible assets with indefinite lives. In performing the impairment test for goodwill, SFAS 142 requires that we identify the components of our operating segments that are reporting units and their respective carrying value, estimate the fair value of the reporting units and compare the fair value to the carrying value of the reporting units to determine if there is a potential impairment. We use several market participant measurements to determine fair value, including an industry weighted cost of capital discount rate. This approach utilizes a discounted expected cash flow methodology, consideration of similar and recent transactions and when available and as appropriate, we use comparative market participant measures to supplement our analysis. If there is a potential impairment, SFAS 142 requires that additional analysis be performed to determine the amount of the impairment, if any, to be recorded.

We perform our impairment test during the second quarter of each year. In determining the fair value of our reporting units, we perform a discounted expected cash flow analysis assuming they could be sold in a nontaxable transaction between willing parties. When comparing the fair value of our reporting units to their carrying value, we include deferred taxes in the carrying value of each of our reporting units. We have concluded that for each year presented in the financial statements, the fair value of the reporting units exceeded their carrying value and we have concluded that goodwill was not impaired. We plan to continue to perform our impairment test during the second quarter of each year unless certain events, as defined in SFAS 142, trigger the need for an earlier evaluation for impairment.

In accordance with paragraph 30 of SFAS 142, we identified our regional reporting units as components of our operating segments, which are our five agency networks. The regional reporting units of each agency network are responsible for the agencies in their region. They report to the segment managers and facilitate the administrative and logistical requirements of our client-centric strategy for delivering services to clients in their regions. We then concluded that for each of our operating segments, their regional reporting units had similar economic characteristics and should be aggregated for purposes of testing goodwill for impairment at the operating segment level. Our conclusion was based on a detailed analysis of the aggregation criteria set forth in paragraph 17 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), and the guidance set forth in EITF D-101: Clarification of Reporting Unit Guidance in Paragraph 30 of SFAS No. 142. Consistent with the fundamentals of our business strategy, the agencies within our regional reporting units serve similar clients in similar industries, and in many cases the same clients. In addition, the agencies within our regional reporting units have similar economic characteristics, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements which are generally limited to personal computers, servers and off-the-shelf software. Finally, the expected benefits of our acquisitions are typically shared across multiple agencies and regions as they work together to integrate the acquired agency into our client service strategy.

Income Taxes. We file a consolidated U.S. income tax return and tax returns in various state and local jurisdictions. Our subsidiaries also file tax returns in various foreign jurisdictions. Our principal foreign jurisdictions include the United Kingdom, France and Germany. We have not provided U.S. deferred income taxes on cumulative earnings of non-U.S. affiliates that have been reinvested indefinitely. A provision has been made for income and withholding taxes on the earnings of international subsidiaries and affiliates that have been distributed. Interest and penalties related to tax positions taken in our tax returns are recorded in income tax expense in our consolidated statements of income.

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, as amended ("SFAS 109"). Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of our assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed to be in effect when the differences reverse. Deferred tax assets result principally from recording certain expenses in the financial statements which are not currently deductible for tax purposes, including employee stock-based compensation expense and from differences between the tax and book basis of assets and liabilities recorded in connection with acquisitions, as well as tax loss and credit carryforwards. Deferred tax liabilities result principally from expenses arising from financial instruments which are currently deductible for tax purposes but have not been expensed in the financial statements and basis differences arising from tangible and deductible intangible assets.

We maintain valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether a valuation allowance is warranted, we evaluate factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

Employee Share-Based Compensation. Employee share-based compensation, consisting primarily of stock options and restricted stock, is accounted for in accordance with SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS 148"). We elected, effective January 1, 2004, to account for share-based employee compensation using the fair value method. The fair value of share-based employee compensation is recorded in our consolidated statements of income. In determining the fair value of certain share-based compensation awards, we use certain estimates and assumptions such as expected life, rate of risk free interest, volatility and dividend yield. Pre-tax share-based employee compensation expense for the years ended December 31, 2008, 2007 and 2006, was $59.3 million, $68.7 million and $71.1 million, respectively. Information about our specific awards and stock plans can be found in Note 7.

On January 1, 2006, we adopted SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS 123R") which requires, among other things, that we record share-based compensation expense net of an estimate for awards that are expected to be forfeited. For all unvested awards outstanding at January 1, 2006, we recorded an adjustment to reflect the cumulative effect of this change in accounting principle. The adjustment in the first quarter of 2006 resulted in an increase in our operating profit and net income of $3.6 million and $2.0 million, respectively. Because this adjustment did not have a material effect on our results of operations and financial condition, we did not present this adjustment on an after-tax basis as a cumulative effect of accounting change in our income statement.

SFAS 123R provided transition alternatives with respect to calculating the hypothetical pool of tax benefits within our additional paid-in capital (the "APIC Pool") that are available on the adoption date to offset potential future shortfalls. The APIC Pool results from the amount by which cumulative tax deductions for stock-based compensation exceed the cumulative book stock-based compensation expense recognized in our financial statements. We utilized the short-cut method as prescribed by FASB Statement of Position 123R-3 to calculate the APIC Pool.

Severance. The liability for one-time termination benefits, such as severance pay or benefit payouts, is measured and recognized initially at fair value in the period in which the liability is incurred. Subsequent changes to the liability will be recognized as adjustments in the period of change, in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

Concentration of Credit Risk. We provide marketing and corporate communications services to thousands of clients who operate in nearly every industry sector and we grant credit to qualified clients in the normal course of business. Due to the diversified nature of our client base, we do not believe that we are exposed to a concentration of credit risk as our largest client accounted for 2.8% of our 2008 consolidated revenue and no other client accounted for more than 2.1% of our 2008 consolidated revenue.

Derivative Financial Instruments. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.

Our derivative financial instruments consist principally of forward foreign exchange contracts and cross-currency interest rate swaps. For derivative financial instruments to qualify for hedge accounting the following criteria must be met: (1) the hedging instrument must be designated as a hedge; (2) the hedged exposure must be specifically identifiable and expose us to risk; and (3) it is expected that a change in fair value of the derivative financial instrument and an opposite change in the fair value of the hedged exposure will have a high degree of correlation.

If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative used as hedge is required to be immediately recognized in the statement of income.

We execute forward foreign exchange contracts in the same currency as the related exposure, whereby 100% correlation is achieved based on spot rates. Gains and losses on derivative financial instruments which are hedges of foreign currency assets or liabilities are recorded at market value and changes in market value are recognized in the statement of income in the current period. Gains and losses on our cross-currency interest rate swaps that were used to hedge our net investments in foreign subsidiaries were recorded to accumulated other comprehensive income as translation adjustments to the extent of changes in the spot exchange rate. The remaining difference was recorded in the statement of income in the current period.

Fair Value of Financial Instruments: On January 1, 2008, we adopted SFAS No. 157, Fair Value Measurements ("SFAS 157") for financial assets and liabilities that are required to be measured at fair value. SFAS 157 provides that the measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The inputs create the following fair value hierarchy:

- Level 1 — Quoted prices for identical instruments in active markets.

- Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations where inputs are observable or where significant value drivers are observable.

- Level 3 — Instruments where significant value drivers are unobservable to third parties.

When available, we use quoted market prices to determine the fair value of our financial instruments and classify such items in Level 1. In some cases, we use quoted market prices for similar instruments in active markets and classify such items in Level 2.

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Business Combinations

During 2008, we completed 12 acquisitions of new subsidiaries for cash consideration and made additional cash investments in companies in which we already had an ownership interest, none of which were material to our consolidated financial position or results of operations. In addition, we made contingent purchase price payments related to acquisitions completed in prior years. The aggregate cost of these transactions, including cash payments and the assumption of liabilities in 2008 was as follows (dollars in millions):

New and existing subsidiaries and affiliates	$313.3
Contingent purchase price payments	178.9
	$492.2

Valuations of these acquired companies were based on a number of factors, including specialized know-how, reputation, geographic coverage, competitive position and service offerings. Our acquisition strategy has been focused on acquiring the expertise of an assembled workforce in order to continue to build upon the core capabilities of our various strategic business platforms through the expansion of their geographic area and/or their service capabilities to better serve our clients. Consistent with our acquisition strategy and past practice, most acquisitions completed in 2008 included an initial payment at the time of closing and provide for future additional contingent purchase price payments. Contingent payments for these transactions, as well as certain acquisitions completed in prior years, are derived using the performance of the acquired entity and are based on pre-determined formulas. These contingent purchase price obligations are accrued when the contingency is resolved and payment is certain.

For each of our acquisitions, we undertake a detailed review to identify other intangible assets and a valuation is performed for all such assets identified. We use several market participant measurements to determine fair value. This approach includes consideration of similar and recent transactions, as well as utilizing discounted expected cash flow methodologies and when available and as appropriate, we use comparative market multiples to supplement our analysis. Like most service businesses, a substantial portion of the intangible asset value that we acquire is the specialized know-how of the workforce, which is treated as part of goodwill and is not required to be valued separately by SFAS 141. The majority of the value of the identifiable intangible assets that we acquire is derived from customer relationships, including the related customer

contracts, as well as trade names. In executing our acquisition strategy, one of the primary drivers in identifying and executing a specific transaction is the existence of, or the ability to, expand our existing client relationships. The expected benefits of our acquisitions are typically shared across multiple agencies and regions.

As of December 31, 2008 and 2007, the components of our intangible assets were as follows:

				(Dollars in millions)		
	2008			**2007**		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Intangible assets subject to SFAS 142 impairment tests:						
Goodwill	$ 7,787.8	$ 567.6	$ 7,220.2	$ 7,946.5	$ 628.0	$ 7,318.5
Other identifiable intangible assets subject to amortization:						
Purchased and internally developed software	$ 254.8	$ 191.5	$ 63.3	$ 249.9	$ 187.8	$ 62.1
Customer related and other	244.6	86.9	157.7	197.4	63.8	133.6
Total	$ 499.4	$ 278.4	$ 221.0	$ 447.3	$ 251.6	$ 195.7

Substantially all of our other identifiable intangible assets are amortized on a straight-line basis ranging from 5 to 10 years.

During the third quarter of 2006, we disposed of a U.S. based healthcare business and several small businesses. The sale of the healthcare business resulted in a high book tax rate primarily caused by the allocation of non-deductible goodwill in accordance with SFAS 142. This increase in income tax expense was more than offset by a one-time reduction of income tax expense from the resolution of uncertainties related to changes in certain foreign tax laws. The aggregate impact of these events was a decrease in profit before tax of $0.5 million, a decrease in tax expense of $1.8 million and an increase in net income of $1.3 million.

3. Debt

Lines of Credit:

At December 31, 2008 and 2007, we had committed and uncommitted lines of credit aggregating $2,870.1 million and $2,954.9 million, respectively. The unused portion of these credit lines was $2,853.9 million and $2,942.9 million at December 31, 2008 and 2007, respectively.

We have a $2.5 billion credit facility that expires on June 23, 2011. We have the ability to classify outstanding borrowings, if any, under our credit facility as long-term debt.

Our credit facility provides back-up liquidity in the event any of our convertible notes are put back to us, as well as support for our commercial paper borrowings. The gross amount of borrowings and repayments under the credit facility during 2008 was $13.4 billion, with an average term of 15 days. During 2007, the amount of gross borrowings and repayments under the credit facility were $875 million with an average term of 24 days. The gross amount of commercial paper issued and redeemed under our commercial paper program during 2008 was $14.7 billion, with an average term of 4.4 days. During 2007, $20.0 billion of commercial paper was issued and redeemed with an average term of 3.2 days. Depending on market conditions at the time, we either issue commercial paper or borrow under our credit facility or our uncommitted lines of credit to manage short-term cash requirements primarily related to changes in our day-to-day working capital requirements. As of December 31, 2008 and 2007, we had no commercial paper borrowings or bank loans outstanding under our credit facility.

Our credit facility is provided by a bank syndicate that includes large global banks such as Citibank, JPMorgan Chase, HSBC, RBS, Deutsche Bank, Bank of America, Societe Generale and BBVA. We also include large regional banks in the U.S. such as US Bancorp, Northern Trust, PNC and Wells Fargo. Additionally, we include banks that have a major presence in countries where we conduct business such as BNP Paribas in France, Sumitomo in Japan, Intesa San Paolo in Italy, Scotia in Canada and ANZ in Australia.

Recently, several banks that were in our bank syndicate merged with other global financial institutions. Wachovia, comprising a $100 million commitment, merged with Wells Fargo. Wells Fargo is a member of our bank syndicate. In addition, ABN Amro, comprising a $150 million commitment, merged with RBS. RBS was not a member of our bank syndicate prior to the merger with ABN Amro. Additionally, in connection with the global credit crisis, several banks in our bank syndicate received capital infusions from their central governments. In the event that a bank in our syndicate were to default on its obligation to fund its commitment under our credit facility or cease to exist and there was no successor entity, the credit facility provides that the remaining banks in the syndicate would only be required to fund advances requested under the credit facility on a pro rata basis up to their total commitment and the portion of the credit facility provided by the defaulting bank would not be available to us.

The credit facilities contain financial covenants limiting the ratio of total consolidated indebtedness to total consolidated EBITDA (for purposes of these covenants EBITDA is defined as earnings before interest, taxes, depreciation and amortization) to no more than 3.0 times. In addition, we are required to maintain a minimum ratio of EBITDA to interest expense of at least 5.0 times. At December 31, 2008, our ratio of debt to EBITDA was 1.6 times and our ratio of EBITDA to interest expense was 15.4 times. We were in compliance with these covenants. In addition, the credit facilities do not limit our ability to declare or pay dividends.

Short-Term Borrowings:

Short-term borrowings of $16.2 million and $12.0 million at December 31, 2008 and 2007, respectively, are primarily comprised of the bank overdrafts of our international subsidiaries. These bank overdrafts are treated as unsecured loans pursuant to our bank agreements. The weighted average interest rate on these bank loans as of December 31, 2008 and 2007 was 8.7% and 5.9%, respectively.

Debt — General:

Our wholly-owned finance subsidiaries Omnicom Capital Inc. ("OCI") and Omnicom Finance Inc. ("OFI") provide funding for our operations by incurring debt and lending the proceeds to our operating subsidiaries. OCI and OFI's assets consist of intercompany loans made to our operating subsidiaries and the related interest receivable. OCI and OFI are co-issuers and co-obligors of our Senior Notes and Convertible Debt. There are no restrictions in the applicable indentures on the ability of OCI, OFI or us to obtain funds from our subsidiaries through dividends, loans or advances. The Senior Notes and Convertible Debt are a joint and several liability of us, OCI and OFI, and we unconditionally guarantee the obligations of OCI and OFI with respect to the Senior Notes and Convertible Debt.

Long-Term Debt:

Long-term debt outstanding as of December 31, 2008 and 2007 consisted of the following:

		(Dollars in millions)		
		2008		**2007**
Senior Notes — due April 15, 2016	$	996.4	$	996.0
Other notes and loans at rates from 4.0% to 10.0%, due through 2012		19.1		19.8
		1,015.5		1,015.8
Less current portion		2.7		2.6
Total long-term debt	$	1,012.8	$	1,013.2

In March 2006, we issued $1.0 billion aggregate principal amount of Senior Notes due April 15, 2016 ("Senior Notes"). The gross proceeds from the issuance were $995.1 million. The gross proceeds less fees resulted in a 6.05% yield to maturity. The Senior Notes are senior unsecured notes that rank in equal right of payment with all existing future unsecured indebtedness.

Convertible Debt:

Convertible debt outstanding as of December 31, 2008 and 2007 consisted of the following:

	(Dollars in millions)	
	2008	**2007**
Convertible Notes — due February 7, 2031	$ 847.0	$ 847.0
Convertible Notes — due July 31, 2032	727.0	727.0
Convertible Notes — due June 15, 2033	0.1	0.2
Convertible Notes — due July 1, 2038	467.4	467.3
	2,041.5	2,041.5
Less current portion	—	—
Total convertible debt	$ 2,041.5	$ 2,041.5

In February 2001, we issued $850.0 million aggregate principal amount of Liquid Yield Option Notes due February 7, 2031 ("2031 Notes"). These notes are senior unsecured zero-coupon securities that were convertible at issuance into 15.5 million shares of our common stock, implying a conversion price of $55.01 per common share, subject to normal anti-dilution adjustments. These notes are convertible at a specified ratio only upon the occurrence of certain events, including; if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt credit ratings are downgraded by at least two notches from their December 31, 2008 level of A- to BBB or lower by Standard & Poor's Ratings Service ("S&P"), or from their December 31, 2008 level of Baa1 to Baa3 or lower by Moody's Investors Service ("Moody's"). These events would not, however, result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us for cash in February of each year and we have agreed not to redeem the notes for cash before February 7, 2009. There are no events that accelerate the noteholders' put rights. Beginning in February 2006 and every six months thereafter, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest for that period. Our initial calculation in February 2006 and subsequent calculations thereafter did not require us to pay contingent cash interest. In prior years, $3.0 million principal amount of notes were put back to us reducing the total outstanding balance to $847.0 million at December 31, 2008. See "Subsequent Event" below.

In March 2002, we issued $900.0 million aggregate principal amount of Zero Coupon Zero Yield Convertible Notes due July 31, 2032 ("2032 Notes"). The notes are senior unsecured zero-coupon securities that were convertible at issuance into 16.4 million shares of our common stock, implying a conversion price of $55.01 per common share, subject to normal anti-dilution adjustments. These notes are convertible at a specified ratio only upon the occurrence of certain events, including; if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt credit ratings are downgraded at least two notches from their December 31, 2008 level of A- to BBB or lower by S&P, or from their December 31, 2008 level of Baa1 to Baa3 or lower by Moody's. These events would not, however, result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us for cash in August of each year and we have agreed not to redeem the notes for cash before July 31, 2009. There are no events that accelerate the noteholders' put rights. Beginning in August 2007 and every six months thereafter, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest for that period. Our initial calculation in August 2007 and subsequent calculations did not require us to pay contingent interest. In prior years, $7.7 million principal amount of notes were put back to us reducing the total outstanding balance at December 31, 2005 to $892.3 million and $165.3 million principal amount of notes were put back to us in 2006 reducing the outstanding balance at December 31, 2006 to $727.0 million.

In June 2003, we issued $600.0 million aggregate principal amount of Zero Coupon Zero Yield Convertible Notes due June 15, 2033 ("2033 Notes"). The notes are senior unsecured obligations that were convertible at issuance into 11.7 million shares of our common stock, implying a conversion price of $51.50 per common share, subject to normal anti-dilution adjustments. These notes are convertible at the specified ratio only upon the occurrence of certain events, including; if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt credit ratings are downgraded from their December 31, 2008 level to Ba1 or lower by Moody's or BBB- or lower by S&P. The occurrence of these events will not result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us for cash on June 15, 2010, 2013, 2018, 2023 and on each June 15 annually thereafter through June 15, 2032 and we have a right to redeem the notes for cash beginning on June 15, 2010. There are no events that accelerate the noteholders' put rights. Beginning in June 2010, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest. The majority of the 2033 Notes were amended in June 2006, as discussed below, and the amended notes are referred to as our Zero Coupon Zero Yield Convertible Notes due 2038 ("2038 Notes").

Our 2031, 2032, 2033 and 2038 Notes (collectively the "Notes") provide the noteholders with certain rights that we consider to be embedded derivatives in accordance with SFAS 133. Under SFAS 133, embedded derivatives could be required to be bifurcated and accounted for separately from the underlying host instrument. The noteholders' rights we considered for bifurcation were: (1) an embedded conversion option to convert the bonds into shares of our common stock; (2) the right to put the Notes back to us for repayment (noteholders' put right) and our agreement to not call the Notes up to specified dates (no call right); and (3) the right to collect contingent cash interest from us if certain criteria are met. As discussed below, the embedded derivatives were not required to be bifurcated or had no impact on the carrying value of the Notes and accordingly, the Notes are carried at their value due at maturity.

Specifically, the embedded conversion options qualify for the exception in SFAS 133 covering convertible bonds and we are not required to separately account for the embedded conversion option. Under SFAS 133, the embedded options must meet the criteria of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF 00-19") to qualify for the exception. EITF 00-19 required that certain criteria be met for a freestanding derivative in a company's own stock to be classified as an equity instrument. The embedded conversion options met the criteria in EITF 00-19 and would, if converted, be accounted for in shareholders' equity as if they were freestanding derivatives. We are not required to separately value and account for the noteholders' put right and the no call right under SFAS 133 and related interpretation by the Derivatives Implementation Group (DIG) No. B-16. These rights were considered to be clearly and closely related to the underlying Notes and are not contingently exercisable. Additionally, the debt was not issued with a substantial discount or premium. Lastly, the noteholders' right to collect contingent cash interest is a derivative and is required to be marked to market value each reporting period with changes recorded in interest expense. The value of this right is primarily linked to the price of our common stock and not the debt host contract. Therefore, it is not clearly and closely related to our debt and is required to be separately accounted for under SFAS 133. For each of the Notes at issuance and through December 31, 2005, this right had nominal value. For the periods ended December 31, 2008 and 2007, the value was $0.0 million and $0.7 million, respectively.

In November 2003, we amended the indenture governing the 2033 Notes. In February 2004, we amended the indentures governing the 2031 Notes and the 2032 Notes. The amendments added two of our wholly-owned finance subsidiaries, Omnicom Capital Inc. and Omnicom Finance Inc., as co-obligors to each convertible note. In August 2004 and November 2004, we amended the indentures governing the 2031 Notes, the 2032 Notes and the 2033 Notes. The amendments to all three indentures were similar with respect to settlement of the notes on put or conversion. We amended the provisions regarding payment to the noteholders in the event of a put. Previously, we could satisfy the put obligation in cash, shares or a combination of both, at our option. The amendments provide that we can only satisfy the put obligation in cash. We also amended the provisions regarding payment to the noteholders in the event the noteholders exercise their conversion right. Previously, we were required to satisfy the conversion obligation of each note by delivering the underlying number of shares, as

adjusted, into which the note converts. The amendments provide that the conversion obligation is equal to a conversion value determined on the day of conversion, calculated by multiplying the share price at the close of business on that day by the underlying number of shares into which the note converts. We then satisfy the conversion value by paying the initial principal amount of the note in cash and the balance of the conversion value in cash or shares, at our option. This amendment made the notes compliant with EITF 90-19, Convertible Bonds with Issuer Options to Settle for Cash Upon Conversion - "Instrument C" treatment. Further, the amended notes qualified for the exception in SFAS 133, covering convertible bonds and we are not required to separately account for the fair value of the embedded conversion option. The amendments did not change this accounting, accordingly, the notes are carried at their face value. At the same time we amended the indenture provisions governing settlement on put or conversion, we also amended the provisions of 2031 Notes and the 2032 Notes governing the payment of contingent cash interest.

In February 2006, we offered to pay a supplemental interest payment of $46.25 per $1,000 principal amount of notes to holders of our 2031 Notes as of February 2, 2006 to not put their notes back to us. The noteholders were paid $39.2 million on February 8, 2006. This payment was amortized ratably over a 12-month period to the next put date in accordance with EITF No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments ("EITF 96-19"). In February 2007, we did not pay a supplemental interest payment to noteholders of our 2031 Notes and none of the 2031 Notes were put back to us for repayment.

In June 2006, we offered to pay a supplemental interest payment of $27.50 per $1,000 of our 2033 Notes to holders that did not put their notes back to us and consented to the amendments to the notes and related indenture as of June 27, 2006. The principal amendment extended the maturity of the notes from June 15, 2033 to July 1, 2038. The additional amendments conformed other terms of the notes for the extension of the maturity date, as well as amending the comparable yield. On June 21, 2006, we repurchased $132.5 million of notes that were put to us. With respect to the remaining $467.5 million of notes as of June 30, 2006, noteholders holding a combined amount of $428.1 million of notes consented to the amendments, were paid $27.50 per $1,000 note and their notes were amended. The total supplemental interest payment of $11.7 million was amortized ratably over a twenty-four-month period to the next put date in accordance with EITF 96-19. During the first quarter of 2007, substantially all of the remaining holders of the 2033 Notes exchanged their notes for 2038 Notes reducing the aggregate principal amount of the 2033 Notes outstanding to $0.1 million. No supplemental interest payment or fee was paid to the noteholders who exchanged their notes. In June 2008, none of the 2033 or 2038 Notes were put back to us for repurchase. The next put date for the 2033 and 2038 notes is June 15, 2010.

In July 2006, we offered to pay a supplemental interest payment of $32.50 per $1,000 principal amount of notes to holders of our 2032 Notes as of August 1, 2006 that did not put their notes back to us. On August 4, 2006, we repurchased $165.2 million of our 2032 Notes that were put to us. With respect to the remaining $727.0 million of notes, noteholders were paid a total supplemental interest payment of $23.6 million on August 2, 2006 which was amortized ratably over a 12-month period to the next put date in accordance with EITF 96-19. In July 2007, we did not pay a supplemental interest payment to noteholders of our 2032 Notes and none of the 2032 Notes were put back to us for repayment.

In February 2008, we offered to pay a supplemental interest payment of $9.00 per $1,000 principal amount of notes to holders of our 2031 Notes as of February 4, 2008 who did not put their notes back to us. None of the 2031 Notes were put back to us and on February 8, 2008, noteholders were paid a total supplemental interest payment of $7.6 million which is being amortized ratably over a 12-month period to the next put date in accordance with EITF 96-19.

In July 2008, we offered to pay a supplemental interest payment of $25.00 per $1,000 principal amount of notes to holders of our 2032 Notes as of July 31, 2008 and we offered to eliminate Omnicom's right to redeem the 2032 Notes prior to August 2, 2010, provided that the noteholders deliver a valid consent, agree not to put their notes back to us and waive their rights to contingent cash interest payable from October 31, 2008 through and including August 1, 2010. Substantially all of the noteholders consented to the amendments and all of the

2032 Notes remain outstanding. Noteholders were paid a total supplemental interest payment totaling $18.1 million that will be amortized ratably over a 12-month period to the next put date in accordance with EITF 96-19.

As discussed in Note 1, we retrospectively adopted FSP APB 14-1. FSP APB 14-1 provides that issuers of instruments that fall within its scope should separately account for the liability and equity components of those instruments by allocating the proceeds at the date of issuance of the instrument between the liability component and the embedded conversion option (the equity component) by first determining the carrying amount of the liability. To calculate this amount, the issuer must determine the fair value of the liability excluding the embedded conversion option and by giving effect to other substantive features, such as put and call options, and then allocating the excess of the initial proceeds to the embedded conversion options. The excess of the principal amount of the liability component over its carrying amount is reported as a debt discount and is amortized as interest expense over the expected life of the instrument using the interest method. FSP APB 14-1 is applied retrospectively to convertible debt instruments that are within the scope of FSP APB 14-1. Our outstanding Convertible Notes came under the scope of FSP APB 14-1 when they were amended in 2004.

We have evaluated the effect of FSP APB 14-1 on our Convertible Notes and based on our evaluation we would have recorded additional interest expense, net of income taxes, in years 2004, 2005 totalling $22.4 million and we recorded additional interest expense, net of income taxes, of $6.1 million in 2006. These amounts represent the fair value of embedded conversion options from the dates of amendment to the first put dates. The amortization of the debt discount is in addition to the amortization, in accordance with EITF 96-19, of the supplemental interest payments, made on our Convertible Notes as previously discussed. Accordingly, because the income statements for 2004 and 2005 are not presented as part of these financial statements, as prescribed by FSP APB 14-1 we recorded a $22.4 million reduction to opening retained earnings and an increase in additional paid-in capital of $28.5 million. For the year ended December 31, 2006, we recorded additional interest expense, net of income taxes, of $6.1 million.

Subsequent Event:

On February 9, 2009, holders of $841.2 million aggregate principal amount of our 2031 Notes put their notes to us for purchase at par and $5.8 million of the 2031 Notes remain outstanding. We borrowed $814.4 million under our credit facility and received $26.8 million from unaffiliated equity investors in a partnership we control to fund the purchase of the 2031 Notes. We repurchased and retired $295.2 million aggregate principal amount of the 2031 Notes that had been put. The partnership, formed for the purpose of buying the 2031 Notes, used a portion of our credit facility borrowings and the contributed equity to purchase the remaining $546.0 million aggregate principal amount of the 2031 Notes that were put. The partnership purchased the 2031 Notes intending to sell such notes back into the marketplace over the next 12 months if market conditions permit. The partnership will be consolidated in accordance with Accounting Research Bulleting No. 51, Consolidated Financial Statements, as amended, and FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, and as a result, all of the 2031 Notes held by the partnership will be eliminated in consolidation.

Interest Expense:

For the years ended December 31, 2008, 2007 and 2006, our gross interest expense on our borrowings was $124.6 million, $106.9 million and $135.1 million, respectively. Included in our interest expense in 2008, 2007 and 2006, and described above was $17.1 million, $23.9 million and $81.7 million related to our convertible notes, respectively. Interest expense relative to our Senior Notes was $60.2 million, $60.2 million and $45.5 million in 2008, 2007 and 2006. The remainder of our interest expense in these years was related to our short-term borrowings.

Maturities:

The aggregate stated maturities of long-term debt and convertible debt as of December 31, 2008, are as follows:

	(Dollars in millions)
2009	$ 2.7
2010	16.1
2011	0.1
2012	0.1
2013	—
2014	—
Thereafter	3,038.0

4. Segment Reporting

Our wholly and partially owned agencies operate within the advertising, marketing and corporate communications services industry. These agencies are organized into agency networks, virtual client networks, regional reporting units and operating groups. Consistent with the fundamentals of our business strategy, our agencies serve similar clients, in similar industries, and in many cases the same clients across a variety of geographic regions. In addition, our agency networks have similar economic characteristics and similar long-term operating margins, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements which are generally limited to personal computers, servers and off-the-shelf software. Therefore, given these similarities and in accordance with the provisions of SFAS 131, most specifically paragraph 17, we aggregate our operating segments, which are our five agency networks, into one reporting segment.

A summary of our revenue and long-lived assets by geographic area for the years then ended, and as of December 31, 2008, 2007 and 2006 is presented below (dollars in millions):

	Americas	EMEA	Asia/Australia
2008			
Revenue	$ 7,644.7	$ 4,869.5	$ 845.7
Long-Lived Assets and Goodwill	5,468.5	2,352.1	119.2
2007			
Revenue	$ 7,392.8	$ 4,543.7	$ 757.5
Long-Lived Assets and Goodwill	5,262.7	2,638.5	123.9
2006			
Revenue	$ 6,789.2	$ 3,909.7	$ 678.0
Long-Lived Assets and Goodwill	4,978.4	2,395.4	118.0

The Americas is primarily composed of the U.S., Canada and Latin American countries. EMEA is primarily composed of various Euro currency countries, the United Kingdom, the Middle-East and Africa and other European countries that have not adopted the European Union Monetary standard. Asia/Australia is primarily composed of China, Japan, Korea, Singapore, Australia and other Asian countries.

5. Cost Method Investments

Our cost method investments are primarily comprised of equity interests of less than 20% in various privately held service companies. This method is used when we own less than a 20% equity interest and do not exercise significant influence over the operating and financial policies of the investee. The total cost basis of these investments as of December 31, 2008 and 2007 was $36.5 million and $41.2 million, respectively and are included in other assets on our balance sheet.

6. Equity Method Investments

We have investments in privately held unconsolidated affiliated companies accounted for under the equity method. The affiliated companies offer marketing and corporate communications services similar to those offered by our operating companies. The equity method is used when we own less than 50% of the common stock but exercise significant influence over the operating and financial policies of the affiliate.

Our total equity investments did not exceed 3.0% of our total assets, our proportionate share of our affiliates' total assets did not exceed 3.0% of our total assets, and individually and in the aggregate, our proportionate share of our affiliates' profit before incomes taxes did not exceed 5.0% of our total profit before income taxes. Accordingly, summarized financial information of our affiliates is not required to be disclosed as these affiliates are not material to our financial position or results of operations.

Our equity interest in the net income of these affiliated companies was $42.0 million, $38.4 million and $29.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. Our equity interest in the net assets of these affiliated companies was $162.0 million and $165.8 million at December 31, 2008 and 2007, respectively. Owners of interests in certain of our affiliated companies have the right in certain circumstances to require us to purchase additional ownership interests at fair value as defined in the applicable agreements. The intent of the parties is to approximate fair value at the time of redemption by using a multiple of earnings, which is consistent with generally accepted valuation practices used by market participants in our industry. The terms of these rights vary for each arrangement and the ultimate amount payable in the future also varies based upon the future earnings of the affiliated companies, changes in the applicable foreign currency exchange rates and, if exercised, the timing of the exercise of these rights.

7. Share-Based Compensation Plans

Our current equity incentive compensation plan was adopted in 2007 ("2007 Incentive Award Plan") and reserved 37.0 million shares of our common stock for options, restricted stock and other awards. The 2007 Incentive Award Plan also permits reissuance of forfeited shares that were issued as restricted stock awards and option grants under the current and previous plans prior to the adoption of the 2007 Incentive Award Plan. Pursuant to the 2007 Incentive Award Plan, the exercise price of options awarded may not be less than 100% of the market price of the stock at the date of grant and the option term cannot be longer than ten years from the date of grant. The terms of each option and the times at which each option will be exercisable will be determined by the Compensation Committee of the Board of Directors. It is anticipated that the full vesting period for options will generally be three years. Generally our option grants become exercisable 30% on each of the first two anniversary dates of the grant date with the final 40% becoming exercisable three years from the grant date.

As a result of the adoption of the 2007 Incentive Award Plan in 2007, no new awards may be granted under our previous award plans.

Our current and previous equity award plans do not permit the holder of an award to elect cash settlement under any circumstances.

Total pre-tax share-based employee compensation cost for the years ended December 31, 2008, 2007 and 2006, was $59.3 million, $68.7 million and $71.1 million, respectively. Total unamortized share-based compensation at December 31, 2008 was $164.7 million that will be expensed over the next five years.

Stock Options:

Options included under all incentive compensation plans, all of which were approved by our shareholders, for the past three years are:

	2008		2007		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares under option, beginning of year	21,711,535	$ 38.26	23,881,610	$ 37.44	31,405,670	$ 37.03
Options granted under:						
2007 Incentive Award Plan	3,520,000	25.48	120,000	52.83	—	—
Previous Equity Incentive Plans	—	—	—	—	100,000	44.40
Options exercised	(1,630,734)	30.40	(2,097,251)	29.43	(7,599,726)	35.82
Options forfeited / repurchased	(202,500)	40.57	(192,824)	41.63	(24,334)	38.23
Shares under option, end of year	23,398,301	$ 36.87	21,711,535	$ 38.26	23,881,610	$ 37.44
Options exercisable at year-end	19,794,301	$ 38.82	21,591,535	$ 38.18	15,860,978	$ 38.87

The following table summarizes the information above about options outstanding and options exercisable at December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices (in dollars)	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 32.75 to 45.61	3,530,000	1 year	$ 41.86	3,530,000	$ 41.86
39.16	1,664,000	1-2 years	39.16	1,664,000	39.16
31.18 to 43.58	12,388,997	2-3 years	36.56	12,388,997	36.56
43.04 to 46.77	2,175,304	3-4 years	46.31	2,175,304	46.31
52.83	120,000	5-6 years	52.83	36,000	52.83
25.48 to 25.80	3,520,000	9-10 years	25.48	—	—
	23,398,301			19,794,301	

The weighted average fair value, calculated on the basis summarized below, of each option granted was $3.78, $8.01 and $8.06 for 2008, 2007 and 2006, respectively. The fair value of each option grant has been determined as of the date of grant using the Black-Scholes option valuation model and are typically amortized to expense over the vesting period. The Black-Scholes assumptions (without adjusting for the risk of forfeiture and lack of liquidity) were as follows:

	2008	2007	2006
Expected option lives	5.0 years	3.5 years	3.5 years
Risk free interest rate	1.5%	4.0%	4.9% – 5.1%
Expected volatility	19.3% – 19.4%	14.7%	16.4% – 16.7%
Dividend yield	2.3%	1.1%	1.1%

Restricted Shares:

Changes in outstanding shares of restricted stock for the three years ended December 31, 2008 were as follows:

	2008	2007	2006
Restricted shares at beginning of year	4,297,967	4,162,718	4,356,670
Number granted	1,800,992	1,639,761	1,450,706
Number vested	(1,232,061)	(1,243,605)	(1,407,930)
Number forfeited	(392,917)	(260,907)	(236,728)
Restricted shares at end of year	4,473,981	4,297,967	4,162,718

The weighted average per share grant date fair value of restricted shares was $45.70 at the end of 2008, $44.94 at the end of 2007 and $40.30 at the end of 2006.

All restricted shares were sold at a price per share equal to their par value. The difference between par value and market value on the date of the grant is charged to shareholders' equity and then amortized to expense over the restriction period. The restricted shares typically vest in 20% annual increments provided the employee remains in our employ.

Restricted shares may not be sold, transferred, pledged or otherwise encumbered until the forfeiture restrictions lapse. Under most circumstances, the employee must resell the shares to us at par value if the employee ceases employment prior to the end of the restriction period.

ESPP:

We have an employee stock purchase plan ("ESPP") that enables employees to purchase our common stock through payroll deductions over each plan quarter at 85% of the market price on the last trading day of the plan quarter. On December 1, 2008, the employee purchase price was increased to 95% of the market price on the last trading day of the plan quarter. Purchases are limited to 10% of eligible compensation as defined by the Employee Retirement Income Security Act of 1974 ("ERISA"). During 2008, 2007 and 2006, employees purchased 658,681 shares, 513,429 shares and 551,704 shares, respectively, all of which were treasury shares, for which $22.4 million, $22.2 million and $21.1 million, respectively, was paid to us. At December 31, 2008, 403,782 shares remain reserved for the ESPP.

SFAS 123R:

On January 1, 2006, we adopted SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS 123R") which requires, among other things, that we record stock-based compensation expense net of an estimate for awards that are expected to be forfeited. For all unvested awards outstanding at January 1, 2006, we recorded an adjustment to reflect the cumulative effect of this change in accounting principle. The adjustment in the first quarter of 2006 resulted in an increase in our operating profit and net income of $3.6 million and $2.0 million, respectively. Because this adjustment did not have a material effect on our results of operations and financial condition, we did not present this adjustment on an after-tax basis as a cumulative effect of accounting change in our income statement.

8. Income Taxes

We file a consolidated U.S. income tax return and tax returns in various state and local jurisdictions. Our subsidiaries also file tax returns in various foreign jurisdictions. The principal foreign jurisdictions include the United Kingdom, France and Germany. The Internal Revenue Service ("IRS") has completed its examination of our federal tax returns through 2004 and has commenced an examination of our federal tax returns from 2005 through 2007. In addition, our subsidiaries' tax returns in the United Kingdom, France and Germany have been examined through 2001, 2004 and 2000, respectively.

Income before income taxes and the provision for taxes on income consisted of the amounts shown below:

	Years Ended December 31, (Dollars in millions)					
	2008		**2007**		**2006**	
Income before income taxes:						
Domestic	$	751.9	$	736.2	$	673.8
International		863.2		848.9		707.9
Total	$	1,615.1	$	1,585.1	$	1,381.7
Provision for taxes on income:						
Current:						
Federal	$	101.6	$	133.8	$	171.4
State and local		16.1		12.0		15.9
International		224.0		234.1		189.8
Total Current		341.7		379.9		377.1
Deferred:						
Federal		161.6		131.4		59.1
State and local		22.0		7.6		3.1
International		17.4		18.0		23.5
Total Deferred		201.0		157.0		85.7
Total	$	542.7	$	536.9	$	462.8

Our effective income tax rate varied from the statutory federal income tax rate as a result of the following factors:

	2008	**2007**	**2006**
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes on income, net of federal income tax benefit	1.5	0.8	0.9
International subsidiaries' tax rate differentials	(3.7)	(2.8)	(2.3)
Other	0.8	0.9	(0.1)
Effective rate	33.6%	33.9%	33.5%

Included in income tax expense is $0.7 million, $2.8 million and $1.6 million of interest, net of tax benefit and penalties related to tax positions taken on our tax returns for the years ended December 31, 2008, 2007 and 2006, respectively. At December 31, 2008 and 2007, the combined amount of accrued interest and penalties related to tax positions taken on our tax returns was $10.4 million and $10.0 million, respectively.

Deferred tax assets and liabilities as of December 31, 2008 and 2007 consisted of the amounts shown below (dollars in millions):

	2008	2007
Deferred tax assets:		
Compensation and severance	$ 296.6	$ 329.6
Tax loss and credit carryforwards	215.8	228.6
Basis differences arising from acquisitions	36.7	43.0
Basis differences from short-term assets and liabilities	37.4	32.8
Basis differences arising from investments	10.0	2.6
Other	35.1	31.8
Total deferred tax assets	631.6	668.4
Valuation allowance	(64.1)	(74.4)
Total deferred tax assets net of valuation allowance	$ 567.5	$ 594.0
Deferred tax liabilities:		
Financial instruments	$ 416.1	$ 350.0
Basis differences arising from tangible and deductible intangible assets	298.1	232.3
Total deferred tax liabilities	$ 714.2	$ 582.3
Total deferred tax (liability) asset	$ (146.7)	$ 11.7

The following table presents information regarding the classification of our net deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 (dollars in millions):

	2008	2007
Assets:		
Net current deferred tax assets	$ 120.2	$ 146.0
Long-term deferred tax assets, net — international	45.2	40.5
	$ 165.4	$ 186.5
Liabilities:		
Long-term deferred tax liabilities, net — U.S	$ 312.1	$ 174.8
Total deferred tax (liability) asset	$ (146.7)	$ 11.7

The net current deferred tax assets are included in our balance sheet in other current assets.

A significant portion of our deferred tax liability provided for financial instruments at December 31, 2008 and 2007 relates to our convertible notes, the majority of which is included in long-term deferred tax liabilities on our balance sheet. The deferred tax liability could become currently due as a result of a put, repurchase, maturity or other event related to the convertible notes.

We have concluded that it is more likely than not that we will be able to realize our net deferred tax assets in future periods because results of future operations are expected to generate sufficient taxable income. The valuation allowance of $64.1 million and $74.4 million at December 31, 2008 and 2007, respectively, relates to tax loss and credit carryforwards in the U.S. and international jurisdictions. Our tax loss and credit carryforwards are available to us for periods generally in a range of 5 to 20 years, which is in excess of the forecasted utilization of such carryforwards. To the extent that our actual future tax deductions for share-based compensation are less than the deferred tax assets resulting from recording book share-based compensation expense, we expect to have a sufficient pool of windfall tax benefits within our hypothetical additional paid-in-capital (the "APIC Pool") available to offset any potential future shortfalls. The APIC Pool resulted from the amount by which our prior year tax deductions exceeded the cumulative book share-based compensation expense recognized in our financial statements.

We have not provided U.S. deferred income taxes on cumulative earnings of non-U.S. subsidiaries and affiliates that have been reinvested indefinitely. Determination of the amount of this deferred tax liability is not practicable because of the complexities associated with its hypothetical calculation.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 ("FIN 48"), that clarifies the accounting and recognition for income tax positions taken or expected to be taken in our tax returns. We adopted FIN 48 on January 1, 2007, and recorded the cumulative effect of a change in accounting principle by recording a decrease in the liability for uncertain tax positions of $1.3 million, that was accounted for as a credit to opening retained earnings. At January 1, 2007, the total liability for uncertain tax positions recorded in our balance sheet in other liabilities was $62.5 million.

A year-over-year reconciliation of our liability for uncertain tax positions is as follows (dollars in millions):

	2008	2007
Balance at beginning of the year	$ 67.2	$ 62.5
Additions:		
Current year tax positions	10.7	10.3
Prior year tax positions	7.1	3.4
Reduction of prior year tax positions	(2.0)	—
Settlements	(10.0)	(8.3)
Lapse of statue of limitations	(4.2)	(1.3)
Foreign currency exchange rates	(3.5)	0.6
Balance at the end of the year	$ 65.3	$ 67.2

Approximately $52.3 million and $49.9 million of the consolidated worldwide liability for uncertain tax positions recorded in our balance sheet at December 31, 2008 and 2007, respectively, would affect our effective tax rate upon resolution of the uncertain tax positions.

9. Pension and Other Postretirement Benefits

Defined Contribution Plans

Our domestic and international subsidiaries primarily provide retirement benefits for their employees through defined contribution plans. Company contributions to the plans, which are determined by the boards of directors of the subsidiaries, vary by subsidiary and have generally been in amounts up to the maximum percentage of total eligible compensation of participating employees that is deductible for income tax purposes. Expenses related to the Company's contributions to these plans were $96.7 million in 2008, $99.8 million in 2007 and $87.3 million in 2006.

Defined Benefit Plans — Overview

Certain of our subsidiaries sponsor noncontributory defined benefit pension plans, including two pension plans related to our U.S. businesses and 29 plans related to our non-U.S. businesses. These plans provide benefits to employees based on formulas recognizing length of service and earnings. The U.S. pension plans, which cover approximately 1,500 participants, have been closed to new participants. The non-U.S. pension plans, which cover approximately 5,400 participants, are not covered by ERISA. We account for our defined benefit pension plans in accordance with SFAS No. 87, Employers' Accounting for Pensions ("SFAS 87").

In December 2006, we adopted a Senior Executive Restrictive Covenant and Retention Plan (the "Retention Plan") for certain executive officers of Omnicom selected to participate by the Compensation Committee of the Board of Directors ("the Committee"). The Retention Plan was adopted to secure

non-competition, non-solicitation, non-disparagement and ongoing consulting services from such executive officers, and to strengthen the retention aspect of executive officer compensation. The Retention Plan provides for annual payments to its participants or to their beneficiaries upon termination following at least seven years of service with Omnicom or its subsidiaries. A participant's annual benefit is payable for the 15 consecutive calendar years following termination, but in no event prior to age 55 and is equal to the lesser of (i) the participant's final average pay times an applicable percentage, which is based upon the executive's years of service as an executive officer, not to exceed 35% or (ii) $1.25 million. The Retention Plan is accounted for in accordance with SFAS 87.

Postemployment Arrangements — Overview

We have executive retirement agreements under which benefits will be paid to participants or to their beneficiaries over periods up to 10 years beginning after cessation of full-time employment. We have applied SFAS No. 112, Employers' Accounting for Postemployment Benefits, an amendment of FASB Statements No. 5 and 43 ("SFAS 112") and the recognition and measurement provisions of SFAS 87 to these agreements.

In addition, certain of our subsidiaries have individual deferred compensation arrangements with certain executives that provide for payments over varying terms upon retirement, cessation of employment or death. The cost related to these arrangements is accrued during the employee's service period.

Adoption of SFAS No. 158

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). SFAS 158, which became effective December 31, 2006, requires plan sponsors to recognize on their balance sheet the funded status of their defined benefit and postemployment plans. The funded status is measured by comparing the projected benefit obligation (the "benefit obligation") of each individual plan to the fair value of assets of each individual plan at the year-end balance sheet date. Additionally, actuarial gains and losses and prior service costs that, in accordance with SFAS No. 87, were not previously recognized on the balance sheet, were recognized upon adoption with the offset recorded in accumulated other comprehensive income, net of tax effects. Accordingly, SFAS 158 did not and will not change the amounts recognized in our consolidated statement of income as net periodic benefit cost.

On December 31, 2006, we adopted SFAS 158 and recognized the funded status of our defined benefit plans and postemployment arrangements in our December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income of $51.4 million, $31.0 million net of tax. The adoption of SFAS 158 did not have any effect on our consolidated results of operations for the year ended December 31, 2006.

Defined Benefit Plans

The components of net periodic benefit cost for the three years ended December 31, 2008 are as follows (dollars in millions):

	2008	2007	2006
Service cost	$ 7.1	$ 6.4	$ 6.8
Interest cost	7.0	6.5	4.8
Expected return on plan assets	(5.4)	(5.3)	(4.8)
Amortization of prior service cost	2.1	2.4	0.1
Amortization of actuarial (gains) losses	0.8	1.2	1.4
Curtailments and settlements	0.8	—	—
Other	—	—	0.1
Total cost	$ 12.4	$ 11.2	$ 8.4

Included in accumulated other comprehensive income at December 31, 2008 and 2007 were unrecognized actuarial gains and losses, and unrecognized prior service cost of $48.7 million, $30.2 million net of tax and $37.0 million, $22.1 million net of tax, respectively, that have not yet been recognized in the net periodic benefit cost related to our defined benefit plan.

The unrecognized actuarial gains and losses and unrecognized prior service cost included in accumulated other comprehensive income, and expected to be recognized in net periodic benefit cost during the fiscal year ended December 31, 2009, is $3.5 million.

The weighted average assumptions used to determine the net periodic benefit cost for our U.S. and non-U.S. defined benefit plans for the three years ended December 31, 2008 were:

	2008	2007	2006
Discount rate	5.09%	5.17%	4.67%
Compensation increases	3.19%	3.17%	3.17%
Expected return on assets	5.77%	6.01%	6.50%

These assumptions represent the weighted average for the U.S. and non-U.S. defined benefit plans and are based on the economic environment of each applicable country. In determining the expected long-term rate of return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets.

We amortize experience gains and losses and the effects of changes in actuarial assumptions over a period no longer than the expected average future service of active employees.

Our funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in the applicable employee benefit and tax laws that the plans are subject to, plus such additional amounts as we may determine to be appropriate. In 2008, 2007 and 2006, we contributed $5.9 million, $11.6 million and $9.5 million, respectively, to our defined benefit plans. We do not expect our 2009 contributions to differ materially from 2008.

The weighted average asset allocations at December 31, 2008 and 2007 were:

	2008		2007
	Target Allocation	Actual Allocation	Actual Allocation
U.S. equity securities	29%	26%	38%
Non-U.S. equity securities	13	11	24
Debt securities	22	22	24
Other	36	41	14
Total	100%	100%	100%

Our investment policies and strategies for our defined benefit plans are to maximize returns subject to risk management policies.

The estimated future benefit payments expected to be paid are as follows (dollars in millions):

2009	2010	2011	2012	2013	2014-2018	Thereafter
$ 21.2	$4.3	$4.0	$4.4	$6.7	$35.3	$58.3

Included in the 2009 estimated future benefits to be paid is $15.0 million related to a plan sponsored by a non-U.S. business that was terminated at the end of 2008. The termination resulted in a curtailment loss and a settlement gain, the net result being a $0.3 million loss. Distributions to the plan participants were paid in January 2009.

At December 31, 2008 and 2007, the benefit obligations, fair value of assets and the funded status of our defined benefit plans were (dollars in millions):

	2008	2007
Benefit Obligation		
Benefit obligation at January 1	$ 135.8	$ 135.6
Service cost	7.1	6.4
Interest cost	7.0	6.5
Plan amendments	(4.1)	(3.4)
Actuarial (gains) losses	(6.4)	(3.2)
Benefits paid	(7.1)	(11.7)
Plan adoption	—	—
Foreign currency exchange rates	1.9	5.6
Benefit obligation at December 31	$ 134.2	$ 135.8
Fair Value of Assets		
Fair value of assets at January 1	$ 84.1	$ 79.5
Actual return on plan assets	(19.9)	1.9
Employer contributions	5.9	11.6
Benefits paid	(7.1)	(11.7)
Foreign currency exchange rates	1.4	2.8
Fair value of assets at December 31	$ 64.4	$ 84.1
Funded Status		
Unfunded status at December 31	$ (69.8)	$ (51.7)

The accumulated benefit obligations for our defined benefit plans at December 31, 2008 and 2007 were $124.6 million and $119.2 million, respectively.

At December 31, 2008 and 2007, the amounts related to our defined benefit plans recognized in our consolidated balance sheets were (dollars in millions):

	2008	2007
Other assets	$ 0.7	$ 10.3
Other current liabilities	(2.8)	(0.5)
Other long-term liabilities	(67.7)	(61.5)
Net liability	$ (69.8)	$ (51.7)

At December 31, 2008 and 2007, our defined benefit plans with benefit obligations in excess of plan assets were (dollars in millions):

	2008	2007
Benefit obligation	$ 125.2	$ 101.7
Plan assets	54.6	39.7
Net liability	$ 70.6	$ 62.0

We use a December 31 measurement date to determine the plan assets and benefit obligation for our defined benefit plans.

The weighted average assumptions used to determine the benefit obligation for our U.S. and non-U.S. defined benefit plans at December 31, 2008 and 2007 were:

	2008	2007
Discount rate	5.01%	5.14%
Compensation increases	3.20%	3.64%

Postemployment Arrangements

The components of net periodic benefit cost, calculated by applying SFAS 112 and the recognition and measurement provisions of SFAS 87, for the three years ended December 31, 2008 are as follows (dollars in millions):

	2008	2007	2006
Service cost	$ 2.0	$ 2.0	$ 2.4
Interest cost	4.2	4.2	4.0
Expected return on plan assets	N/A	N/A	N/A
Amortization of prior service cost	0.6	0.4	0.4
Amortization of actuarial (gains) losses	0.3	0.1	0.8
Other	—	—	(0.1)
Total cost	$ 7.1	$ 6.7	$ 7.5

Included in accumulated other comprehensive income at December, 31, 2008 and 2007 were unrecognized actuarial gains and losses, and unrecognized prior services cost of $21.2 million, $12.7 million net of tax and $16.0 million, $9.6 million net of tax, respectively, that have not yet been recognized in the net periodic benefit cost related to our postemployment arrangements.

The unrecognized actuarial gains and losses and unrecognized prior service cost included in accumulated other comprehensive income, and expected to be recognized in net periodic benefit cost during the fiscal year ended December 31, 2009, is $1.3 million.

The weighted average assumptions used to determine the net periodic benefit cost for our postemployment arrangements for the three years ended December 31, 2008 were:

	2008	2007	2006
Discount rate	5.75%	5.75%	5.50%
Compensation increases	3.50%	3.50%	3.50%
Expected return on assets	N/A	N/A	N/A

We amortize experience gains and losses and effects of changes in actuarial assumptions over a period no longer than the expected average future service of active employees.

The estimated future benefit payments expected to be paid are as follows (dollars in millions):

2009	2010	2011	2012	2013	2014-2018	Thereafter
$11.5	$10.2	$9.8	$9.1	$8.8	$30.1	$7.1

Our postemployment arrangements are unfunded and benefits are paid when due. The benefit obligation is recognized as a liability in our consolidated balance sheets. At December 31, 2008 and 2007, the benefit obligation for postemployment arrangements was (dollars in millions):

	2008	2007
Benefit Obligation		
Benefit obligation at January 1	$ 83.8	$ 76.6
Service cost	2.0	2.0
Interest cost	4.2	4.2
Plan amendment	0.7	1.4
Actuarial (gains) losses	5.5	8.3
Benefits paid	(9.6)	(8.7)
Benefit obligation at December 31	$ 86.6	$ 83.8

At December 31, 2008 and 2007, the liability for postemployment arrangements was classified as follows (dollars in millions):

	2008	2007
Other current liabilities	$ 11.5	$ 9.6
Other long-term liabilities	75.1	74.2
Benefit obligation at December 31	$ 86.6	$ 83.8

The weighted average assumptions used to determine the benefit obligation for our postemployment arrangements at December 31, 2008 and 2007 were:

	2008	2007
Discount rate	5.25%	5.75%
Compensation increases	3.50%	3.50%

10. Supplemental Financial Data

The components of operating expenses for the three years ended December 31, 2008 were (dollars in millions):

	2008	2007	2006
Salary and service costs	$ 9,560.2	$ 9,008.2	$ 8,087.8
Office and general expenses	2,110.3	2,026.7	1,805.6
Total operating expenses	$ 11,670.5	$ 11,034.9	$ 9,893.4

Supplemental cash flow data for the three years ended December 31, 2008 were (dollars in millions):

	2008	2007	2006
(Increase) decrease in accounts receivable	$ 689.9	$ (508.7)	$ (358.1)
(Increase) decrease in work in progress and other current assets	59.2	(23.7)	(265.3)
Increase (decrease) in accounts payable	(778.3)	450.3	864.9
Increase (decrease) in customer advances and other current liabilities	(89.8)	18.2	313.6
Change in other assets and liabilities, net	107.0	307.7	15.5
Total (decrease) increase in operating capital	$ (12.0)	$ 243.8	$ 570.6
Income taxes paid	$ 411.4	$ 303.5	$ 409.8
Interest paid	126.3	87.7	114.3

Total comprehensive income and its components for the three years ended December 31, 2008 were (dollars in millions):

	Year Ended December 31,		
	2008	2007	2006
Net income	$1,114.5	$1,086.6	$ 948.5
Foreign currency translation adjustment, net of income taxes of $(358.2), $96.8 and $131.3 for the years ended December 31, 2008, 2007 and 2006, respectively	(665.6)	177.1	243.7
Unrealized holding loss on securities, net of income taxes of $(7.9) for the year ended December 31, 2008	(12.0)	—	—
Defined benefit plans and postemployment arrangements adjustment, net of income taxes of $(5.7) and $(0.9) for the years ended December 31, 2008 and 2007, respectively	(11.1)	(0.7)	—
Comprehensive income	425.8	1,263.0	1,192.2
Less: comprehensive income attributed to noncontrolling interests	103.5	124.5	95.2
Comprehensive income — Omnicom Group Inc	$ 322.3	$1,138.5	$1,097.0

11. Commitments and Contingent Liabilities

Leases:

We lease substantially all our office facilities and certain equipment under operating and capital leases that expire at various dates. Certain operating leases provide us with the option to renew for additional periods. Where operating leases contain escalation clauses, rent abatements, and/or concessions, such as rent holidays and landlord or tenant incentives or allowances, we apply them in the determination of straight-line rent expense over the lease term. Leasehold improvements made at inception or during the lease term are amortized over the shorter of the asset life or the lease term, which may include renewal periods where the renewal is reasonably assured, as defined in SFAS No. 13, Accounting for Leases, as amended by SFAS No. 98, and is included in the determination of straight-line rent expense. Certain operating leases require the payment of real estate taxes or other occupancy costs, which may be subject to escalation. Rent expense for the years ended December 31, 2008, 2007 and 2006 was (dollars in millions):

	2008		2007		2006	
Office rent	$	409.7	$	407.1	$	374.2
Third party sublease		(22.8)		(22.4)		(22.3)
Total office rent		386.9		384.7		351.9
Equipment rent		103.7		110.3		113.8
Total rent	$	490.6	$	495.0	$	465.7

Future minimum office and equipment base rents under terms of non-cancelable operating and capital leases, reduced by rents to be received from existing non-cancelable subleases, are as follows (dollars in millions):

	Operating Leases					
	Gross Rent		Sublease Rent		Net Rent	
2009	$	442.3	$	(12.6)	$	429.7
2010		368.0		(8.2)		359.8
2011		289.9		(4.7)		285.2
2012		236.0		(2.5)		233.5
2013		188.1		(1.3)		186.8
Thereafter		671.0		(2.4)		668.6
Total	$	2,195.3	$	(31.7)	$	2,163.6

	Capital Leases	
2009	$	14.1
2010		13.3
2011		5.9
2012		2.5
2013		2.3
Thereafter		3.5
Total minimum lease payments	$	41.6

After deducting $3.7 million, which represents the interest component of the minimum lease payments, from our capital lease payments of $41.6 million, the present obligation of the minimum lease payments at December 31, 2008 was $37.9 million. At December 31, 2008, the current and long-term portions of our capital lease obligation were $12.9 million and $25.0 million, respectively.

Contingently Redeemable Minority Interests:

Owners of interests in certain of our subsidiaries have the right in certain circumstances to require us to purchase additional ownership interests at fair values as defined in the applicable agreements. The intent of the parties is to approximate fair value at the time of redemption by using a multiple of earnings, which is consistent with generally accepted valuation practices by market participants in our industry.

The redemption features are embedded in the shares owned by the minority shareholders and are not freestanding. As a result, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, does not apply. Additionally, the embedded redemption features do not fall within the scope of EITF Issue No. 00-4, Majority Owner's Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, because they do not represent a de facto financing. Consistent with Accounting Research Bulletin No. 51, Consolidated Financial Statements, minority interests have been recorded on the balance sheet at historical cost plus an allocation of subsidiary earnings based on ownership interests, less dividends paid to the minority shareholders.

Historically, we have provided a description and an estimate of the redemption features. Although EITF Topic No. D-98, Classification and Measurement of Redeemable Securities ("EITF D-98"), does not specifically address contingently redeemable minority interests, we considered applying it by analogy to our redeemable minority interests. Had we applied EITF D-98, we would have reported our minority interests at the higher of their carrying value or their redemption fair value by recording the accretion to fair value through a direct adjustment to shareholders' equity with no impact on earnings. Further, had we applied EITF D-98 upon redemption, any prior adjustments to accrete minority interests to their redemption value, had we recorded them, would have been reversed as a direct adjustment to shareholders' equity with no impact on earnings.

Assuming that the subsidiaries perform over the relevant future periods at the profit levels at which they performed in the previous twelve months, the aggregate amount we could be required to pay in future periods is approximately $201 million, $138 million of which relates to obligations that are currently exercisable. The ultimate amount payable relating to these transactions will vary because it is primarily dependent on the future results of operations of the subject businesses and the timing of the exercise of these rights and changes in the applicable foreign currency exchange rates. The actual amount that we pay is likely to be different from this estimate and the difference could be significant. If these rights are exercised, there would likely be an increase in our net income subsequent to the exercise as a result of our increased ownership and the reduction of minority interest expense. The obligations that exist for these agreements as of December 31, 2008, calculated using the assumptions above, are as follows (dollars in millions):

	Currently Exercisable	Not Currently Exercisable	Total
Subsidiary agencies	$138	$63	$201

As a result of an amendment made to EITF D-98, we will be required, effective January 1, 2009, to record an estimate of the redemption fair value of our minority shareholders' interests of $201 million on our balance sheet through a direct reduction of shareholders' equity. There will be no impact on earnings upon adoption. Additionally, changes in the redemption value will be remeasured through shareholders' equity in future reporting periods with no impact on earnings.

Legal Proceedings:

Beginning on June 13, 2002, several putative class actions were filed against us and certain senior executives in the United States District Court for the Southern District of New York. The actions have since been consolidated under the caption *In re Omnicom Group Inc. Securities Litigation*, No. 02-CV-4483 (RCC), on behalf of a proposed class of purchasers of our common stock between February 20, 2001 and June 11, 2002. The consolidated complaint alleges, among other things, that our public filings and other public statements during that period contained false and misleading statements or omitted to state material information relating to (1) our calculation of the organic growth component of period-to-period revenue growth, (2) our

valuation of and accounting for certain internet investments made by our Communicade Group ("Communicade"), which we contributed to Seneca Investments LLC ("Seneca") in 2001, and (3) the existence and amount of certain contingent future obligations in respect of acquisitions. The complaint seeks an unspecified amount of compensatory damages plus costs and attorneys' fees. Defendants moved to dismiss the complaint and on March 28, 2005, the court dismissed portions (1) and (3) of the complaint detailed above. The court's decision denying the defendants' motion to dismiss the remainder of the complaint did not address the ultimate merits of the case, but only the sufficiency of the pleading. Defendants have answered the complaint. Discovery concluded in the second quarter of 2007. On April 30, 2007, the court granted plaintiff's motion for class certification, certifying the class proposed by plaintiffs. In the third quarter of 2007 defendants filed a motion for summary judgment on plaintiff's remaining claim. On January 28, 2008, the court granted defendants' motion in its entirety, dismissing all claims and directing the court to close the case. On February 4, 2008, the plaintiffs filed a notice of intent to appeal that decision to the United States Court of Appeals for the Second Circuit. The appeal has been fully briefed. The parties await a date for oral argument before the Court of Appeals. The defendants continue to believe that the allegations against them are baseless and intend to vigorously oppose plaintiffs' appeal. Currently, we are unable to determine the outcome of the appeal and the effect on our financial position or results of operations. The outcome of any of these matters is inherently uncertain and may be affected by future events. Accordingly, there can be no assurance as to the ultimate effect of these matters.

In addition, on June 28, 2002, a derivative action was filed on behalf of Omnicom in New York state court. On February 18, 2005, a second shareholder derivative action, again purportedly brought on behalf of the Company, was filed in New York state court. The derivative actions have been consolidated before one New York State Justice and the plaintiffs have filed an amended consolidated complaint. The consolidated derivative complaint questions the business judgment of certain current and former directors of Omnicom, by challenging, among other things, the valuation of and accounting for the internet investments made by Communicade and the contribution of those investments to Seneca. The consolidated complaint alleges that the defendants breached their fiduciary duties of good faith. The lawsuit seeks from the directors the amount of profits received from selling Omnicom stock and other unspecified damages to be paid to the Company, as well as costs and attorneys' fees. The defendants moved to dismiss the derivative complaint on the procedural ground that plaintiffs had failed to make a demand on the board. On June 27, 2006, the trial court entered a decision denying the motion to dismiss. The decision did not address the merits of the allegations, but rather accepted the allegations as true for the purposes of the motion (as the Court was required to do) and excused plaintiffs from making a demand on the board. In the first quarter of 2007, defendants appealed the trial court's decision. On September 25, 2007, the New York Supreme Court, Appellate Division, First Department issued a decision reversing the trial court and dismissing the derivative claims. Plaintiffs served defendants with a motion seeking reargument of the appeal or, in the alternative, permission to appeal the decision to the Court of Appeals, New York's highest court. On January 31, 2008, the court denied the plaintiff's motion. We believe the matter is concluded.

We are also involved from time to time in various legal proceedings in the ordinary course of business. We do not presently expect that these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

12. Fair Value of Financial Instruments

In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurement. On January 1, 2008, we adopted SFAS 157 for our financial assets and liabilities that are required to be measured at fair value and the adoption of SFAS 157 did not have a significant effect on our results of operations or financial position.

In February 2008, the FASB issued FASB Staff Position 157-2 ("FSP 157-2"), which delayed the implementation of SFAS 157 until January 1, 2009 for nonfinancial assets and liabilities that are not required to be measured at fair value on a recurring basis. Pursuant to FSP 157-2, we will adopt SFAS 157 for our

nonfinancial assets and liabilities that include goodwill and our identifiable intangible assets on January 1, 2009. We do not believe that the adoption of SFAS 157 for our nonfinancial assets and liabilities will have a significant impact on our results of operations or financial condition.

SFAS 157 provides that the measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The inputs create the following fair value hierarchy:

- Level 1 — Quoted prices for identical instruments in active markets.

- Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations where inputs are observable or where significant value drivers are observable.

- Level 3 — Instruments where significant value drivers are unobservable to third parties.

When available, we used quoted market prices to determine fair value and classify such items in Level 1. In some cases, we used quoted market prices for similar instruments in active markets (forward foreign exchange contracts) and classify such items in Level 2.

The following table presents certain information for our financial assets that are measured at fair value on a recurring basis at December 31, 2008 (dollars in millions):

	Level 1	Level 2	Level 3	Total
Available-for-sale securities	$14.2	—	—	$14.2
Forward foreign exchange contracts	—	$15.8	—	15.8

Available-for-sale securities are included in other assets and forward foreign exchange contracts are included in other current assets on our consolidated balance sheet at December 31, 2008.

The following table presents the carrying amounts and fair values of our financial instruments at December 31, 2008 and 2007 (dollars in millions). Amounts in parentheses represent liabilities.

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 1,097.3	$ 1,097.3	$ 1,793.2	$ 1,793.2
Short-term investments	15.1	15.1	47.8	47.8
Available-for-sale securities	14.2	14.2	5.4	5.4
Cost method investments	36.5	36.5	41.2	41.2
Long-term debt and convertible debt	(3,057.0)	(2,827.8)	(3,057.3)	(3,147.3)
Financial commitments:				
Cross-currency interest rate swaps	—	—	(74.9)	(74.9)
Forward foreign exchange contracts	15.8	15.8	2.4	2.4
Guarantees	—	(0.3)	—	(0.9)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Short-term investments:

Short-term investments consist primarily of time deposits with financial institutions and other investments made with our excess cash which we expect to convert into cash in our current operating cycle, generally within one year. Investments are carried at quoted market prices.

Available-for-sale securities:

Available-for-sale securities are carried at quoted market prices.

F-34

Cost Method investments:

Cost method investments are carried at cost, which approximates fair value. See Note 5 for additional information about these investments.

Long-term debt and convertible debt:

A portion of our long-term debt includes floating rate debt, the carrying value of which approximates fair value. Our long-term debt includes convertible notes and fixed rate debt. The fair value of these instruments was determined by reference to quoted market prices.

Financial commitments:

The estimated fair values of derivative positions in cross-currency interest rate swaps and forward foreign exchange contracts are based upon quotations received from third party banks and represent the net amount required to terminate the positions, taking into consideration market rates and counterparty credit risk. The fair values of guarantees are based upon the contractual amount of the underlying instruments. The guarantees, which relate to equipment leases, were issued by us for affiliated companies.

13. Derivative Instruments and Hedging Activities

SFAS No. 133 establishes accounting and reporting standards requiring that derivative instruments which meet the SFAS 133 definition of a derivative (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.

Our derivative activities are confined to risk management activities related to our international operations. We enter into short-term forward foreign exchange contracts which mitigate the foreign exchange risk of our intercompany cash movements between subsidiaries operating in different currency markets from that of our treasury centers from which they borrow or invest. Changes in market value of the forward contracts are included in the income statement and are offset by the corresponding change in value of the underlying asset or liability being hedged. The terms of these contracts are generally 90 days or less. At December 31, 2008 and 2007, the aggregate amount of intercompany receivables and payables subject to this hedge program was $588.2 million and $246.9 million, respectively. The table below summarizes by major currency the notional principal amounts of the Company's forward foreign exchange contracts outstanding at December 31, 2008 and 2007. The "buy" amounts represent the U.S. Dollar equivalent of commitments to purchase the respective currency, and the "sell" amounts represent the U.S. Dollar equivalent of commitments to sell the respective currency. See Note 12 for a discussion of the value of these instruments.

| | (Dollars in millions) Notional Principal Amount | | | | | | |
| | 2008 | | | | 2007 | | |
	Company Buys		Company Sells		Company Buys		Company Sells
U.S. Dollar	$	51.2	$	214.7	$	4.9	$	93.7
British Pound		9.8		1.8		8.8		4.8
Euro		3.8		7.8		20.7		17.1
Japanese Yen		186.1		57.2		85.9		0.8
Other		51.0		4.8		3.9		6.3
Total	$	301.9	$	286.3	$	124.2	$	122.7

We manage the foreign exchange fluctuations that may be caused by our intercompany cash movements by entering into short-term forward foreign exchange contracts which mitigate the foreign exchange risk of the U.S. Dollar commercial paper issued by our London treasury center, whose functional currency is the British Pound. At December 31, 2008, we had no forward contracts outstanding relating to this activity as there was no commercial paper outstanding.

We have established a centralized reporting system to evaluate the effects of changes in interest rates, currency exchange rates and other relevant market risks. We periodically determine the potential loss from market risk by performing a value-at-risk computation. Value-at-risk analysis is a statistical model that utilizes historic currency exchange and interest rate data to measure the potential impact on future earnings of our existing portfolio of derivative financial instruments. The value-at-risk analysis we performed on our December 31, 2008 portfolio of derivative financial instruments indicated that the risk of loss was immaterial. Counterparty risk arises from the inability of a counterparty to meet its obligations. To mitigate counterparty risk, we entered into derivative contracts with major well-known banks and financial institutions that have credit ratings at least equal to our credit rating.

The foreign currency and swap contracts that existed during 2008 and 2007 were entered into for the purpose of seeking to mitigate the risk of certain specific adverse currency risks. As a result of these financial instruments, we reduced financial risk in exchange for foregoing any gain (reward) that might have occurred if the markets moved favorably. In using these contracts, management exchanged the risks of the financial markets for counterparty risk.

During 2008, we terminated all of our Euro and Yen cross currency interest rate swaps. The effect on our results of operations was not significant. The payment made to terminate the swaps and settle the liability of $50.8 million is reflected as a component of other investing activities in our consolidated statement of cash flows. These swaps were used to effectively hedge our net investment in certain Euro denominated and Yen denominated subsidiaries.

14. New Accounting Pronouncements

The following pronouncements were either issued by the FASB or adopted by us in 2006, 2007 and 2008, and impacted our financial statements as discussed below:

- SFAS No. 123 (Revised 2004) — Share Based Payment ("SFAS 123R"),

- SFAS No. 141 (Revised 2007), Business Combinations ("SFAS 141R"),

- SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"),

- SFAS No. 157, Fair Value Measurements ("SFAS 157"),

- SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"),

- SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"),

- SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 ("SFAS 160"), and

- SFAS No. 161, Disclosure About Derivative Instruments and Hedging Activities ("SFAS 161").

On January 1, 2006, we adopted SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS 123R") that requires, among other things, that we record share-based compensation expense net of an estimate for awards that are expected to be forfeited. For all unvested awards outstanding at January 1, 2006, we recorded an adjustment to reflect the cumulative effect of this change in accounting principle. The adjustment in the first quarter of 2006 resulted in an increase in our operating profit and net income of $3.6 million and $2.0 million, respectively. Because this adjustment did not have a material effect on our results of operations and financial condition, we did not present this adjustment on an after-tax basis as a cumulative effect of accounting change in our income statement.

In December 2007, the FASB issued SFAS 141R that will change the current accounting and financial reporting for business combinations. SFAS 141R will be effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited and SFAS 141R is to applied prospectively to business combinations entered

into after January 1, 2009, except as it relates to certain income tax matters. We will adopt SFAS 141R on January 1, 2009. However, we are not yet in a position to assess the full impact and related disclosure. SFAS 141R will require, among other things that: the acquirer record 100% of the assets acquired and liabilities assumed even when less than 100% of the target is acquired; all transaction costs will be expensed as incurred; and, a liability for contingent purchase price obligations (earn-outs), if any, be recorded at the acquisition date and will be remeasured at fair value and included in earnings in each subsequent reporting period.

SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on our consolidated results of operations or financial condition.

SFAS 157 was adopted as of January 1, 2008 for our financial assets and liabilities and is discussed in Note 12 to our consolidated financial statements. The adoption of SFAS 157 for our nonfinancial assets and liabilities is also discussed in Note 12.

SFAS 158 was adopted as of December 31, 2006 and is discussed in Note 9 to our consolidated financial statements.

In February 2007, the FASB released SFAS 159, which was effective on January 1, 2008. SFAS 159 permits entities to choose to measure most financial instruments and certain other items at fair value and the adoption of SFAS 159 was optional. We did not adopt SFAS 159 and we continue to account for our long-term debt at amortized cost. SFAS 159 does not apply to our convertible notes.

As discussed in Note 1 to our consolidated financial statements, we retrospectively adopted SFAS 160 as of the earliest period presented.

In March 2008, the FASB issued SFAS 161 which expands the disclosure requirements of derivative instruments and hedging activities to require more qualitative and quantitative information. SFAS 161 will be effective January 1, 2009 and we are currently assessing the impact on our disclosures for our derivative instruments and hedging activities.

In July 2006, the FASB released FIN 48 which is discussed in Note 8 to our consolidated financial statements.

As discussed in Notes 1 and 3 to our consolidated financial statements, we retrospectively adopted FSP APB 14-1 as of the earliest period presented.

In 2008, the Emerging Issues Task Force ("EITF") of the FASB amended EITF Topic No. D-98, Classification and Measurement of Redeemable Securities ("EITF D-98") to address contingently redeemable minority interests. Effective January 1, 2009, we will adopt EITF D-98. The effect of the adoption is discussed in Note 11 to our consolidated financial statements.

As discussed in Note 1 to our consolidated financial statements, we retrospectively adopted FSP EITF 03-6-1 as of the earliest period presented.

In June 2008, the EITF released guidance on EITF Issue 07-5, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock ("EITF 07-5"). EITF 07-5 is effective January 1, 2009 and early adoption is prohibited. We are currently evaluating the effect of EITF 07-5, but we do not believe that it will have a material effect on our financial position or results of operations.

The FASB issued several FASB Staff Positions ("FSP") during 2006, 2007 and 2008 covering several topics that impact our financial statements. These topics include:

- other-than-temporary impairment of certain investments ("FSP FAS 115-1" and "FSP FAS 124-1"),

- the classification of freestanding instruments ("FSP FAS 123(R)-1"),

- the clarification and definition of grant date ("FSP FAS 123(R)-2"),

- the transition election related to the tax effects of share-based awards ("FSP FAS 123(R)-3"),

- the clarification of FSP FAS 123(R)-1 ("FSP FAS 123(R)-5"),

- the clarification of current requirements for fair value measurement ("FSP FAS 141-b", "FSP FAS 142-e" and "FSP FAS 144-b"),

- guidance in determining the variability to be considered in applying FASB Interpretation No. 46(R) ("FSP FIN 46(R)-6"),

- guidance in applying the initial adoption of FIN 48 ("FSP FIN 48-1"),

- accounting for freestanding financial instruments issued as employee compensation ("FSP EITF 00-19-1"),

- accounting for registration payment arrangements ("FSP EITF 00-19-2"),

- accounting for other-than-temporary impairment on certain investments ("FSP EITF Issue 03-1-1"),

- determining if instruments granted in share-based payment transactions are participating securities ("FSP EITF 03-6-a"), and

- accounting for other comprehensive income of an investee upon loss of significant influence ("FSP APB 18-1").

The application of these FSPs did not have a material impact on our consolidated result of operations or financial condition.

The Emerging Issues Task Force ("EITF") of the FASB released guidance in 2006, 2007 and 2008 covering several topics that impact our financial statements. These topics include:

- revenue arrangements with multiple deliverables ("EITF 00-21"),

- application of equity method accounting to investments other than common stock ("EITF 02-14"),

- vendor rebates ("EITF 02-16"),

- customer relationship intangible assets acquired ("EITF 02-17"),

- other-than-temporary impairment related to certain investments ("EITF 03-1"),

- participating securities and the two-class method ("EITF 03-6"),

- reporting impairment or disposal of long-lived assets ("EITF 03-13"),

- accounting for investments in limited liability companies ("EITF 03-16"),

- accounting for pre-existing relationships with a business combination ("EITF 04-1"),

- the effect of contingently convertible debt on diluted earnings per share ("EITF 04-8"),

- aggregation of operating segments ("EITF 04-10"),

- accounting for certain derivative instruments ("EITF 05-2"),

- determining amortization periods for leasehold improvement ("EITF 05-6"),

- accounting for modifications to conversion options embedded in debt instruments ("EITF 05-7"),

- income tax consequences of issuing convertible debt with beneficial conversion features ("EITF 05- 8"),

- accounting for sabbatical leave and similar benefits ("EITF 06-2"),

- accounting for taxes collected from customers and remitted ("EITF 06-3"),

- accounting for a modification (or exchange) of convertible debt instruments ("EITF 06-06"), and

- accounting for income tax benefits on dividends on share-based payment awards ("EITF 06-11").

The application of these guidance topics did not have a material impact on our consolidated results of operations or financial condition.

OMNICOM GROUP INC. AND SUBSIDIARIES
Quarterly Results of Operations (Unaudited)

The following table sets forth a summary of the Company's unaudited quarterly results of operations for the years ended December 31, 2008 and 2007, in millions of dollars, except for per share amounts.

	Quarter			
	First	Second	Third	Fourth
Revenue				
2008	$3,195.4	$3,476.9	$3,316.2	$3,371.3
2007	2,840.6	3,126.1	3,101.4	3,626.0
Operating Profit				
2008	350.8	516.8	373.4	448.4
2007	315.5	461.6	350.2	531.9
Net Income — Omnicom Group, Inc.				
2008	208.7	307.0	213.6	271.0
2007	183.0	276.7	202.2	313.9
Earnings Available for Common Shares				
2008	206.1	303.9	210.5	267.1
2007	180.9	272.9	199.6	309.8
Net Income Per Common Share — Omnicom Group Inc. — Basic				
2008	0.65	0.96	0.68	0.87
2007	0.55	0.84	0.62	0.96
Net Income Per Common Share — Omnicom Group Inc. — Diluted				
2008	0.64	0.95	0.68	0.87
2007	0.54	0.83	0.61	0.95

OMNICOM GROUP INC. AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Three Years Ended December 31, 2008
(Dollars in millions)

Column A	Column B	Column C	Column D	Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Removal of Uncollectible Receivables (1)	Translation Adjustments (Increase) Decrease	Balance at End of Period
Valuation accounts deducted from assets to which they apply — Allowance for doubtful accounts:					
December 31, 2008	$54.7	$26.5	$17.9	$3.4	$59.9
December 31, 2007	50.5	21.2	19.5	(2.5)	54.7
December 31, 2006	53.9	10.7	16.6	(2.5)	50.5

(1)   Net of acquisition date balances in allowance for doubtful accounts of companies acquired of $0.1 million, $0.4 million and $0.1 million in 2008, 2007 and 2006, respectively.

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions, except ratios)

	For the Years Ended December 31,				
	2008	2007	2006	2005	2004
Earnings as defined:					
Income before income taxes, as reported	$ 1,615.1	$ 1,585.1	$ 1,381.7	$ 1,247.2	$ 1,174.9
Add: Dividends from affiliates	27.3	28.4	14.3	16.2	13.9
Interest expense[a]	124.6	106.9	135.1	111.4	55.0
Interest factor (re: rentals)[b]	163.6	165.0	155.2	157.6	161.0
Total earnings	$ 1,930.6	$ 1,885.4	$ 1,686.3	$ 1,532.4	$ 1,404.8
Fixed charges as defined:					
Interest expense[a]	$ 124.6	$ 106.9	135.1	$ 111.4	$ 55.0
Interest factor (re: rentals)[b]	163.6	165.0	155.2	157.6	161.0
Total fixed charges	$ 288.2	$ 271.9	290.3	$ 269.0	$ 216.0
Ratio of earnings to fixed charges	6.70x	6.93x	5.81x	5.70x	6.50x

(a) Interest expense includes interest on third-party indebtedness.

(b) The interest factor related to rentals reflects the appropriate portion (one-third) of rental expense representative of an interest factor.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Omnicom Group Inc.:

We consent to the incorporation by reference in the registration statements (Registration Statement Nos. 333-84498, 333-33972, 333-37634, 333-41717, 333-70091, 333-74591, 333-74727, 333-74879, 333-84349, 333-90931, 333-108063, 333-115892, 333-146821, 333-159600) on Form S-8, (Registration Statement No. 333-47426) on Form S-4, and (Registration Statement Nos. 333-112840, 333-112841, 333-132625, 333-136434-02, 333-158092) on Form S-3 of Omnicom Group Inc. and subsidiaries of our report dated February 27, 2009, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the changes in accounting for noncontrolling interests, participating securities and convertible debt (Note 1), as to which the date is as of June 23, 2009, with respect to the consolidated balance sheets of Omnicom Group Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule on page S-1 which report appears in this Current Report on Form 8-K, and our report dated February 27, 2009 with respect to the effectiveness of internal control over financial reporting as of December 31, 2008 which report appears in the December 31, 2008 Annual Report on Form 10-K of Omnicom Group Inc. and subsidiaries.

As discussed in Note 9 to the consolidated financial statements, Omnicom Group Inc. and subsidiaries adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" on December 31, 2006.

As discussed in Note 1 to the consolidated financial statements, Omnicom Group Inc. and subsidiaries adopted Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51," FASB Staff Position EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," and FASB Staff Position APB 14-1, "Accounting for Convertible Debt That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" as of January 1, 2009.

/s/ KPMG LLP

New York, New York
June 23, 2009